DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 18, 2004

04020862

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/18/2004

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2004

Dear Mr. Parsons:

This is in response to your letters dated January 22, 2004 and February 3, 2004 concerning the shareholder proposal submitted to ExxonMobil by the Province of St. Joseph of the Capuchin Order, Michael Lazarus, the Sisters of St. Francis of Dubuque, Iowa, Detroit Province of the Society of Jesus, the Presbyterian Church (USA), the Academy of our Lady of Lourdes, Alida R. Messinger, the Sisters of St. Francis of Philadelphia, the Sisters of Charity New York, the Sisters of St. Joseph of La Grange, the New York City Fire Department Pension Fund, Catholic Healthcare West and the Sisters of St. Joseph of Nazareth, Michigan. We also have received a letter on the proponents' behalf dated March 5, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

34688

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Sarasota, FL 34242

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 22, 2004

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Renewable Energy Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Province of St. Joseph of the Capuchin Order and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between a number of "co-sponsors" of the proposal and ExxonMobil. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal has been substantially implemented.

The proposal requests that the independent members of the Board oversee preparation of a report to shareholders by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

ExxonMobil believes that shareholders should be kept informed of the company's views and plans regarding significant issues relevant to our business. Over the past years, we have communicated with shareholders on the topic of renewables through a number of venues, including our Corporate Citizenship Report, Summary Annual Report, proxy statement, executive speeches, Op-Eds, and presentations at the annual shareholders' meeting. However, communication is an ongoing process. We are currently finalizing a new Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy. The Report will provide a

comprehensive update to our shareholders and to the general public on several related issues including the topic of the proposal.

The Report describes what we see as the business challenges and opportunities that are associated with likely energy trends, greenhouse gas emissions and alternative energy options. The Report also reviews the actions we are taking now to safeguard shareholder interests and to provide for future business opportunities. Renewable energy issues are specifically addressed in sections of the report entitled "Future Energy Trends and Developments" and "Renewable Energy Alternatives." The Report explains in detail the company's strategic plans regarding investment in renewable energy sources, which are focused on positioning the company for long-term technological breakthroughs through engagement in research rather than investment in current business opportunities, and explains the rationale underlying those decisions and plans.

The Board's Public Issues Committee, which consists solely of independent directors, is scheduled to conduct a final review and approval of the Report at the Committee's meeting on January 27, 2004. Because our Board did not meet in December the January 27 meeting is the earliest opportunity for the Report to be finalized. Based on the expected filing date of the definitive proxy material for our 2004 annual meeting, the Rule 14a-8(j) deadline is January 25. In order to meet that deadline, we are therefore filing this letter prior to finalization of the Report. We will supplement this letter with a copy of the Report as approved by the Public Issues Committee as promptly as possible after the Committee's meeting on January 27, and will at the same time provide copies of the Report to the proponent and each co-sponsor. The final Report will also be posted on our website at www.exxonmobil.com and will be available to any shareholder free of charge on request.

The Report, which will be issued well before the September 1 deadline specified in the proposal, substantially implements the proposal. The proposal may therefore be omitted from the proxy material for our 2004 annual meeting under Rule 14a-8(i)(10).

For the staff's information, a total of 18 shareholder proposals were submitted to ExxonMobil this year. Depending on the outcome of ongoing dialogue with various proponents, we expect to submit between eight and 10 no-action letter requests. ExxonMobil will only submit letters where we believe good grounds for omission of the proposal in its entirety exist. Accordingly, we have elected not to submit letters this year seeking edits or deletion of particular false or misleading statements that may be contained in the supporting statements for shareholder proposals. We will instead address those issues to the extent necessary in our proxy statement responses.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proposal sponsor and to each co-sponsor.

Sincerely,

James Earl Parsons

JEP/dl

Enclosures

cc w/enc:

Reverend Michael H. Crosby, OFM Cap
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Ms. Dorothy Berg, OP (Withdrew)
Treasurer
Dominican Sisters
PO Box 280
Edmonds, WA 98020-0280

Sister Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52002-1311

Reverend John E. Dister, S.J.
Provincial Assistant for Social Ministries
Detroit Province of the Society of Jesus
7303 West Seven Mile Road
Detroit, MI 48221-2121

Reverend William Somplatsky-Jarman
Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Sister Betty Kenny, OSF
Assistant Coordinator, Justice and Peace
Academy of Our Lady of Lourdes
1001 14 Street NW, Suite 100
Assisi Heights
Rochester, MN 55901-2525

Ms. Alida R. Messinger
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Sister Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Sister Claire Regan
Corporate Responsibility Coordinator
Sisters of Charity New York
Mount St. Vincent-on-Hudson
6301 Riverdale Avenue
Bronx, NY 10471-1093

Sister Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 West Ogden Avenue
LaGrange Park, IL 60526-1721

Mr. Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

Sister Susan Vickers
Director of Advocacy
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Sister Patricia Warbritton, SSJ
Treasurer
Sisters of St. Joseph
3427 Gull Road
Nazareth, MI 49074-0034

EXHIBIT 1

Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414/271-0735
FAX: 414/271-0637
mikecrosby@aol.com

RECEIVED
DEC 01 2003
P.T. MULVA
PTM 12/1/03

November 14, 2003

RECEIVED BY
OFFICE OF THE CHAIRMAN
NOV 24 2003
Routed for Action to: PTM
Informational Copy to:

Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas
Irving, Texas 75039-2298

Dear Mr. Raymond:

Here we are again.

A couple weeks ago I called Patrick Mulva. I told him I heard ExxonMobil was talking with various stakeholders about its direction and wondered if he had anything he thought would be helpful for us to know that might affect us filing a resolution on our concern related to the Company's need to move more significantly into renewables. I thought that as shareholders, we are significant stakeholders. However, he has not given me any such sense. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order owns over $2,000 worth of shares of ExxonMobil stock. We have owned this for well over a year and will own it through the annual meeting of 2004 which we will attend in person or by proxy. Under separate cover you will receive from our custodian verification of this ownership.

I submit the enclosed resolutions for inclusion in the proxy statement for the next annual meeting of shareholders of ExxonMobil. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that meeting.

I do hope that the time between now and the filing of the proxy might be used productively to discuss this issue and resolve our concerns in a way that would enable us to withdraw the enclosed resolution.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

SHAREHOLDER RELATIONS

DEC 01 2003

NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 20220 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

December 2, 2003

VIA UPS - OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Father Crosby:

This will acknowledge receipt of the proposal concerning renewable energy, which you have submitted on behalf of the Province of St. Joseph of the Capuchin Order in connection with ExxonMobil's 2004 annual meeting of shareholders.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. You stated in your letter of November 14 that this information would follow. This information must be postmarked to us no later than 14 days from the date you receive this letter.

As you are aware, if your proposal is not excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Also, as I have said in the past, we are interested in continuing our dialogue on this issue.

Sincerely,

Patrick T. Mulva

UPS



Home | About UPS | Contact UPS

Tracking

- → **Track by Tracking Number**
- → Track by Reference Number
- → Import Tracking Numbers
- → Track by E-mail
- → Get Quantum View Files
- → Request Quantum View Notify
- → Void a Shipment
- → Help



Your Printer.
Your Labels.
Your Shipping Solution.
UPS
Internet Shipping

Log-In User ID: [ ] Password: [ ] | Forgot Password | Register

Track by Tracking Number

View Details

Status:	Delivered
Delivered on:	Dec 3, 2003 10:05 A.M.
Signed by:	MANTLE
Location:	RECEIVER
Delivered to:	US
Shipped or Billed on:	Dec 2, 2003
Tracking Number:	1Z 751 05X 01 4441 177 5
Service Type:	NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 3, 2003	10:05 A.M.	OAK CREEK, WI, US	DELIVERY
	7:04 A.M.	OAK CREEK, WI, US	OUT FOR DELIVERY
	5:32 A.M.	OAK CREEK, WI, US	ARRIVAL SCAN
	3:12 A.M.	ROCKFORD, IL, US	DEPARTURE SCAN
Dec 2, 2003	11:58 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
	10:01 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:54 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:07 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	7:30 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:17 P.M.	US	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: Dec 3, 2003 11:31 A.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

← Back to Tracking Summary

↑ Back to Top

☐ FEDEX ☐ OTHER UPS overnight DATE ______

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY ______

PROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 640

FROM (NAME/DEPARTMENT) D Lowman EXT. ROOM NO.

ADDRESSED TO

Reverend Michael H. Crosby, OFM Cap
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

CONTACT

CONTENTS

LETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

12/4/03

RECEIVED
DEC 0 5 2003
P.T. MULVA

Lee R. Raymond, CEO
Exxon Mobile Corporation
5959 Las Colinas
Irving, Texas 75039-2298

Dear Sir,

Please be advised that as primary Custodian for the Province of St. Joseph of the Capuchin Order, The Bank of New York will verify the following information.

The Province of St. Joseph has indeed held **over** $2000.00 worth of **Exxon Mobile** Stock, and has held it well over a year.

Should you have any further questions, in reference to this matter, please feel free to reach me at (212) 635-8155 or via email @> jmcgough@bankofny.com

Thank you,

John J.McGough
Account Administrator

Cc: David Fitzsimmons

SHAREHOLDER RELATIONS

DEC 0 5 2003

NO. OF SHARES_______________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414/271-0735
FAX: 414/271-0637
mikecrosby@aol.com

RECEIVED
DEC 05 2003
P.T. MULVA

PTM

November 14, 2003

Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas
Irving, Texas 75039-2298

Dear Mr. Raymond:

Here we are again.

A couple weeks ago I called Patrick Mulva. I told him I heard ExxonMobil was talking with various stakeholders about its direction and wondered if he had anything he thought would be helpful for us to know that might affect us filing a resolution on our concern related to the Company's need to move more significantly into renewables. I thought that as shareholders, we are significant stakeholders. However, he has not given me any such sense. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order owns over $2,000 worth of shares of ExxonMobil stock. We have owned this for well over a year and will own it through the annual meeting of 2004 which we will attend in person or by proxy. Under separate cover you will receive from our custodian verification of this ownership.

I submit the enclosed resolutions for inclusion in the proxy statement for the next annual meeting of shareholders of ExxonMobil. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that meeting.

I do hope that the time between now and the filing of the proxy might be used productively to discuss this issue and resolve our concerns in a way that would enable us to withdraw the enclosed resolution.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

December 11, 2003

VIA UPS - OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Father Crosby:

This will acknowledge your request by telephone to Dave Henry on my staff to change the last line of the first paragraph of your proposal concerning renewable energy that you have submitted in connection with ExxonMobil's 2004 annual meeting of shareholders. We have complied with your request and changed your proposal. The revised sentence will read "...world's energy mix in 2020 will still be less than 0.5 percent."

In addition, we will honor your request not to overnight mail to you copies of co-filer letters on this proposal.

Sincerely,

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

December 17, 2003

Patrick T. Mulva
Vice President of Investor Relations and Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Via fax (972) 444-1348 and mail

Dear Mr. Mulva:

I am authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting. Trillium Asset Management submits this resolution for inclusion in the 2004 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Trillium Asset Management is investment advisor to Mr. Michael Lazarus, who is beneficial owner of 500 shares of ExxonMobil common stock. Please find attached a letter from Mr. Lazarus authorizing Trillium Asset Management to file on his behalf. We will forward shortly a letter from Mr. Lazarus's custodian verifying this position.

This proposal is identical to that being submitted by Province of St. Mary of the Capuchin Order and several other proponents. Father Michael Crosby will serve as the primary point of contact for this proposal, although we would appreciate being copied on all documents related.

If you have any questions about Mr. Lazarus's submission, I can be reached at 617-970-8944.

Sincerely,

Shelley Alpern
Assistant Vice President

Cc: Father Michael Crosby, Province of St. Mary of the Capuchin Order

SHAREHOLDER RELATIONS

DEC 1 8 2003

NO. OF SHARES____________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 2020 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

2004ExxonMobilRenewables.091703 482 words, excluding title

December 16, 2003

Shelley Alpern
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management to file a shareholder proposal on my behalf at ExxonMobil Corporation.

I am the beneficial owner of 500 shares of ExxonMobil common stock that I have held for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's 2004 annual meeting.

I specifically give Trillium Asset Management full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name might appear on the corporation's proxy statement as the filer of the proposal.

Sincerely,

Michael Lazarus
c/o Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

December 16, 2003
Date

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 19, 2003

VIA UPS - OVERNIGHT DELIVERY

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Dear Ms. Alpern:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Mr. Michael Lazarus the proposal submitted by Reverend Michael Crosby for the Province of St. Joseph of the Capuchin Order concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Enclosed is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since Mr. Lazarus does not appear on our records as a registered shareholder, he must submit proof that he meets these eligibility requirements, such as by providing a statement from the record holder of securities that he may own beneficially. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must by provided by the record holder of the securities. **Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Enclosures




Better visibility.
Better control.
Better transportation network.
Network Management

Track by Tracking Number

View Details

Status: Delivered
Delivered on: Dec 22, 2003 9:22 A.M.
Signed by: ZUKAROSKI
Location: RECEPTION
Delivered to: BOSTON, MA, US
Shipped or Billed on: Dec 19, 2003

Tracking Number: 1Z 751 05X 01 4420 752 2
Service Type: NEXT DAY AIR
Weight: .20 Lb

Package Progress:

Date	Time	Location	Activity
Dec 22, 2003	9:22 A.M.	SOUTH BOSTON, MA, US	DELIVERY
	3:53 A.M.	SOUTH BOSTON, MA, US	OUT FOR DELIVERY
	3:52 A.M.	SOUTH BOSTON, MA, US	ARRIVAL SCAN
	1:24 A.M.	WINDSOR LOCKS, CT, US	DEPARTURE SCAN
Dec 20, 2003	10:21 P.M.	ROCKFORD, IL, US	DEPARTURE SCAN
Dec 19, 2003	10:30 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
	10:24 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	8:36 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:14 P.M.	US	BILLING INFORMATION RECEI

Tracking results provided by UPS: Dec 30, 2003 9:53 A.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibitec

← Back to Tracking Summary

☐ FEDEX ☐ OTHER UPS - ON DATE

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO

CHARGE CODE 6401

FROM (NAME/DEPARTMENT)

EXT. ROOM NO.

ADDRESSED TO

Ms. Shelly Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

CONTACT

CONTENTS

LETTER/PACKAGE NO.

RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 23, 2003

TO WHOM IT MAY CONCERN:

RE: Michael Lazarus (Schwab Account No. 3050 3524)

This letter confirms that Charles Schwab & Co. holds as custodian for the above account 500 shares of common stock in ExxonMobil Corporation. These shares have been held continuously for at least one year prior to December 18, 2003.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Robert B. Shields

LTR21084CR-01

SISTERS OF ST. FRANCIS
Mount St. Francis • 3390 Windsor Avenue • Dubuque, IA 52001-1311
563-583-9786 FAX 563-583-3250 www.osfdbq.org

RECEIVED BY
OFFICE OF THE CHAIRMAN
NOV 20 2003
Routed for Action to: PTM
Informational Copy to:

November 17, 2003

Mr. Lee Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving TX 75039-2298

Dear Mr. Raymond:

The Sisters of St. Francis of Dubuque, Iowa, as an ExxonMobil shareholder, again urge our company, as we did a year ago, to reverse its reluctance to investment in renewable energy resources. Rising regulatory, competitive and public pressure require our company to take significant steps now to develop renewable energy sources. Acting on this concern and request, I submit the enclosed shareholder resolution.

The Sisters of St. Francis are acting as a co-filer in submitting this resolution. The Province of St. Joseph of the Capuchin Order is the primary filer on this resolution. Michael Crosby, OFMCap, representing the primary filer, will be serving as the contact person for all co-filers.

The Sisters of St. Francis are a beneficial owner of at least $2,000 of stock in ExxonMobil. The enclosed copy of the report from New York Like Investment Management, LLC confirms this ownership. We intend to continue owning this stock at least through the company's annual meeting at which the primary filer, authorized to serve as our congregation's proxy, will attend.

We submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that meeting.

Sincerely,

Sister Jordan Dahm, osf

Sister Jordan Dahm, OSF
Corporate Responsibility Agent

SHAREHOLDER RELATIONS
NOV 20 2003
NO. OF SHARES – 0 –
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Enc: Shareholder resolution/NYLIM report
Cc: Michael Crosby, OFMCap
ICCR

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 20220 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

2004ExxonMobilRenewables.091703 482 words, excluding title

Quantitative Strategies

TO: Sr. Jordan Dahm, Sisters of St. Francis

FROM: Harvey Fram, New York Life Investment Management, LLC

DATE: November 5, 2003

This is to certify that according to our records, the Sisters of St. Francis separate account as managed by New York Life Investment Management L.L.C. has continuously owned at least 200 shares of each of the companies below for more than one year.

Sisters of Saint Francis
Minimum Holdings Since June 28, 2002

Symbol	Company Name	Current Shares	Minimum Number of Shares Owned Over Period
ABT	ABBOTT LABORATORIES	5,454	1,467
BA	BOEING CO	2,038	226
BMY	BRISTOL MYERS SQUIBB	1,216	1,016
CSCO	CISCO SYSTEMS INC	23,826	15,953
GE	GENERAL ELECTRIC CO	24,088	24,088
JNJ	JOHNSON & JOHNSON	5,364	5,364
JPM	J P MORGAN CHASE & CO	11,429	5,285
MO	ALTRIA GROUP INC	4,396	3,430
MRK	MERCK & CO	5,826	5,826
TWX	TIME WARNER INC	9,172	9,172
WMT	WAL-MART STORES	10,052	10,052
XOM	EXXON MOBIL CORP	25,273	15,308

Sincerely

HFram

HARVEY FRAM
Portfolio Manager

Sisters of St. Francis

November 4, 2003

Date	Quantity	Security	Unit Cost	Total Cost	Price	Market Value	Unrealized Gain/Loss	Pct G/L
ENERGY								
10-24-97	6.000	EXXON MOBIL CORP COM	27.83	167.00	?	?	?	?
07-31-00	4,802.000	EXXON MOBIL CORP COM	39.86	191,393.55	?	?	?	?
03-02-01	9,234.000	EXXON MOBIL CORP COM	38.14	352,187.53	?	?	?	?
09-26-01	1,147.000	EXXON MOBIL CORP COM	36.58	41,961.74	?	?	?	?
09-26-02	429.000	EXXON MOBIL CORP COM	33.80	14,498.06	?	?	?	?
10-28-02	133.000	EXXON MOBIL CORP COM	34.95	4,647.69	?	?	?	?
03-27-03	753.000	EXXON MOBIL CORP COM	35.89	27,028.56	?	?	?	?
04-28-03	411.000	EXXON MOBIL CORP COM	35.54	14,606.99	?	?	?	?

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 2, 2003

VIA UPS - OVERNIGHT DELIVERY

Sister Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52002-1311

Dear Sister Jordan Dahm:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal submitted by Reverend Michael Crosby for the Capuchin Province of St. Joseph concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from New York Life Investment Management L.L.C., your share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment




Open a UPS Account Online Now
Start shipping today.

Track by Tracking Number

View Details

Status: Delivered
Delivered on: Dec 3, 2003 8:52 A.M.
Signed by: STEINES
Location: OFFICE
Delivered to: US
Shipped or Billed on: Dec 2, 2003

Tracking Number: 1Z 751 05X 01 4343 380 6
Service Type: NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 3, 2003	8:52 A.M.	DUBUQUE, IA, US	DELIVERY
	5:13 A.M.	DUBUQUE, IA, US	OUT FOR DELIVERY
	5:00 A.M.	DUBUQUE, IA, US	ARRIVAL SCAN
	2:54 A.M.	ROCKFORD, IL, US	DEPARTURE SCAN
Dec 2, 2003	11:58 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
	10:01 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:54 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:07 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	6:46 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:17 P.M.	US	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: Dec 3, 2003 11:31 A.M. Eastern Time (USA)

← Back to Tracking Summary

↑ Back to Top

FEDEX ☐ OTHER UPS overnight DATE ______

REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY ______

ROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6401

ROM (NAME/DEPARTMENT) D Lauman EXT. ROOM NO.

DDRESSED TO

Sister Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52002-1311

CONTACT

CONTENTS

LETTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

Detroit Province of the Society of Jesus
7303 West Seven Mile Road • Detroit, Michigan 48221-2121 • Phone: (313) 861-7500 • Fax: (313) 861-4230

December 11, 2003

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2003
Routed for Action to: PTM
Informational Copy to:

rcvd 12:32 pm
9 LF

Mr. Lee R. Raymond, CEO
Exxon Mobile Corp.
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The Detroit Province of the Society of Jesus (the Jesuits) are shareholders of the Exxon Mobil Corp. As religious investors, we seek to reflect our values, principles and mission in our investment decision. The Detroit Province is concerned about protecting the environment and states explicitly in its investment policies:

> *In the companies we have invested, we seek to promote principles which: . . . respect and preserve the environment [make efforts to control pollution; promote efforts in preserving and protecting the ecological balance] . . .*

Therefore we submit this resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. We will continue to hold our shares at least until after the next annual meeting.

As verification that we are beneficial owners of common stock in Exxon Mobile Corp., I enclose a letter from our portfolio custodian attesting to this fact. We are co-filing this resolution and recognize as your primary contact Michael Crosby, OFMcap, Prov. Of St. Joseph Caps. We would appreciate your indicating in the proxy statement that we are a sponsor of this resolution.

As religious investors dialogue with companies is our preferred form of interaction to discuss the issues involved in this resolution. We trust that a dialogue on this topic will be of interest to you as well.

Thank you in advance for your consideration.

Sincerely yours,

John E. Dister

(Rev.) John E. Dister, S.J.
Provincial Assistant for Social Ministries

cc : Michael Crosby, OFMcap
Sr. Doris Gormley

SHAREHOLDER RELATIONS
DEC 15 2003
NO. OF SHARES ____________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

usbank
Five Star Service Guaranteed

Private Client Group

Gregory T. Holtz
Senior Vice President & Regional Manager

November 28, 2003

To Whom It May Concern:

This letter is to verify that the Detroit Province of the Society of Jesus owns shares of Exxon Mobil Corporation common stock whose market value is in excess of $2,000. These shares have been held for more than one year and at least the $2,000 minimum required will be held through the time of the Company's next annual meeting.

This security is currently held by U. S. Bank, N.A. who serves as custodian/agent for the Detroit Province of the Society of Jesus. The shares are registered in our nominee name at the Depository Trust Company.

Very sincerely yours,

Gregory T. Holtz
Senior Vice President and Regional Manager

The U.S. Bank Centre – 1350 Euclid Avenue – Suite 1100 – Cleveland, OH 44115-1815
(216) 623-9274 – (216) 623-9253 fax – greg.holtz@usbank.com

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 20220 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

2004ExxonMobilRenewables.091703

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2003

Reverend John E. Dister, S.J.
Provincial Assistant for Social Ministries
Detroit Province of the Society of Jesus
7303 West Seven Mile Road
Detroit, MI 48221-2121

Dear Reverend Dister:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Detroit Province of the Society of Jesus the proposal submitted by Reverend Michael Crosby for the Province of St. Joseph of the Capuchin Order concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from U. S. Bank, share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment

MISSION RESPONSIBILITY THROUGH INVESTMENT
NATIONAL MINISTRIES DIVISION

RECEIVED
DEC 04 2003
P.T. MULVA

PRESBYTERIAN CHURCH (USA)

VIA TWO DAY DELIVERY

PTM

December 2, 2003

Mr. Lee Raymond, Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.5 million members. Through our Board of Pensions and Foundation, we have been beneficial owners of 558,400 shares of ExxonMobil common stock for at least one year. We will maintain the ownership position through the date of the next annual meeting where we will have someone present to represent the shares. Verification of this ownership position is enclosed.

I am writing to notify you of our decision to co-file the enclosed resolution on renewables that has been submitted to you by Father Mike Crosby. We do this is accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We submit it for inclusion in the proxy materials for action at the next annual meeting of shareholders.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosures: Shareholder Resolution on Renewable Energy
Verification of Ownership

cc: Ms. Carol Hylkema, MRTI Chairperson
Rev. Isaiah Jones, MRTI Vice Chairperson
Rev. David Wasserman, General Presbyter, Grace Presbytery
Father Mike Crosby
Mr. Patrick T. Mulva, Secretary, ExxonMobil Corporation

100 Witherspoon Street • Louisville, KY • 40202-1396 • (502) 569-5809 • Fax (502) 569-8116

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 20220 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

2004ExxonMobilRenewables.091703 482 words, excluding title

Mellon

Mellon Trust

November 20, 2003

William Somplatsky-Jarman
MRTI Environment Stewardship
100 Witherspoon Street
Louisville, KY 40202-1396

RE: THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH

Dear Mr. Somplatsky-Jarman:

This letter is to confirm that as of November 18, 2003, the following securities were held with one year continuous ownership and a minimum market value of $2000.00.

Security Name	Cusip	Shares Currently Held
Archer Daniels Midland	039483102	136,400.00
Bed, Bath & Beyond	075896100	37,400.00
Cinergy	172474108	147,000.00
Conoco Phillips	20825C104	207,099.00
CVS	126650100	169,500.00
Delphi	247126105	237,069.00
Exxon Mobil	30231G102	304,800.00
Ford Motor Co	345370860	216,900.00
General Motors	370442105	100.00
Hasbro	418056107	93,450.00
Mattel	577081102	200.00
Wal-Mart	931142103	254,245.00

Sincerely,

Terri L. Volz

Terri L. Volz
Officer
Global Security Services
Phone: 412-234-5338
Fax: 412-236-9216
Email: volz.tl@mellon.com

Cc: Gwen Rivers-Board of Pensions of the Presbyterian Church

Stock Ownership Verification Needs
Data as of November 12, 2003

Security	Currently Hold	> 1 year	Shares	Market Value
Archer Daniels Midland	No	-	-	-
Bed, Bath & Beyond	No	-	-	-
Cinergy	No	-	-	-
Conoco Phillips	No	-	-	-
CVS	Yes	Yes	64,000	2,349,904.00
Delphi	No	-	-	-
ExxonMobil	Yes	Yes	253,600	9,134,672.00
Ford Motor Co.	No	-	-	-
General Motors	Yes	Yes	32,800	1,401,216.00
Hasbro	Yes	No	-	-
Lehman Brothers	No	-	-	-
Mattel	No	-	-	-
Phillips-Van Heusen	No	-	-	-
Sears	No	-	-	-
Walmart	Yes	Yes	82,220	4,765,471.20

NCF
from Scott Cheney

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 4, 2003

VIA UPS - OVERNIGHT DELIVERY

Reverend William Somplatsky-Jarman
Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Dear Reverend Somplatsky-Jarman:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal submitted by Reverend Michael Crosby for the Capuchin Province of St. Joseph concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Mellon, your share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment

Home | About UPS | Contact UPS

Tracking

- → **Track by Tracking Number**
- → Track by Reference Number
- → Import Tracking Numbers
- → Track by E-mail
- → Get Quantum View Files
- → Request Quantum View Notify
- → Void a Shipment
- → Help

UPS Drop Boxes →

Log-In User ID: Password: | Forgot Password **Register**

Track by Tracking Number

View Details

Status:	Delivered
Delivered on:	Dec 5, 2003 9:00 A.M.
Signed by:	HUTCHINS
Location:	RECEIVER
Delivered to:	LOUISVILLE, KY, US
Shipped or Billed on:	Dec 4, 2003
Tracking Number:	1Z 751 05X 01 4485 901 5
Service Type:	NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 5, 2003	9:00 A.M.	LOUISVILLE, KY, US	DELIVERY
	4:00 A.M.	LOUISVILLE, KY, US	OUT FOR DELIVERY
	3:19 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
	3:18 A.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
	12:14 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
Dec 4, 2003	9:18 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:27 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	7:51 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	6:39 P.M.	DALLAS, TX, US	ORIGIN SCAN
	5:58 P.M.	US	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: Dec 8, 2003 11:00 A.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

← Back to Tracking Summary

☐ FEDEX ☐ OTHER UPS overnight DATE

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO — CHARGE CODE 6 40

FROM (NAME/DEPARTMENT) D Lawman — EXT. — ROOM NO.

ADDRESSED TO

Reverend William Somplatsky-Jarman
Presbyterian Church (USA)
100 Witherspoon Street
CONTACT Louisville, KY 40202-1396

CONTENTS

LETTER/PACKAGE NO. — RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 04 2003

Routed for Action to: PTM
Informational Copy to: KPC

ACADEMY OF OUR LADY OF LOURDES

CORPORATE TITLE OF

SISTERS OF THE THIRD ORDER REGULAR OF SAINT FRANCIS

OF THE CONGREGATION OF OUR LADY OF LOURDES

PHONE 507/282-7441
FAX: 507/282-7762

1001 14 ST NW, SUITE 100 • ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2525

December 1, 2003

RECEIVED
DEC 05 2003
S. M. DERKACZ

RECEIVED
DEC 05 2003
P.T. MULVA

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Raymond:

The Rochester (Minnesota) Franciscan Community looks for social, as well as financial, accountability in its investments, especially with regard to policies affecting Mother Earth.

We are deeply concerned about ExxonMobil's lack of renewable energy sources and what seems to be an unwillingness to develop these resources. It would seem appropriate for our company to have developed such resources, as have other oil giants, by now.

Since this has not happened, I am authorized to notify you of our intention to co-sponsor the enclosed resolution with its primary filer, Fr. Michael Crosby, so that it will be presented for consideration and action by the stockholders at the next annual meeting. Therefore, I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you desire to discuss the substance of the proposal, please contact Fr. Michael at 414-271-0735.

As verification that we are benefical owners of common stock in ExxonMobil, I enclose a letter from Kathleen M. Allison from Smith Barney. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope that this issue will be resolved sooner, rather than later, so that we will find it possible to withdraw the resolution. We are willing to dialogue with you on this matter in an effort to find common ground. Please let me know if this is a possibility.

Sincerely,

Sr. Betty Kenny, OSF

Sr. Betty Kenny, OSF
Assistant Coordinator, Justice & Peace

cc. Fr. Michael Crosby
Leslie Lowe–ICCR

SHAREHOLDER RELATIONS

DEC 05 2003

NO. OF SHARES______________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 20220 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

2004ExxonMobilRenewables.091703 482 words, excluding title

SMITH BARNEY
citigroup

November 6, 2003

Academy of Our Lady of Lourdes
Attn: Sister Jean Keniry
1001 14th St NW
Rochester, MN 55901-2525

Dear Sister Jean Keniry,

This letter verifies that the Academy of Our Lady of Lourdes owns 60 shares of Exxon Mobil Corp. The Academy has owned these shares continually as follows:

07/02/1998 60 shares

The Academy still owns these shares and intends to hold these shares for one year. The shares are held long in the Academy of Our Lady of Lourdes account at Smith Barney.

Regards,

Kathleen M. Allison

Kathleen M Allison
Registered Sales Assistant to Robert M Ploetz

Citigroup Global Markets Inc. 14 2nd Street SW, Suite 201 Rochester, MN 55902 Tel 507 281 0403 Fax 507 529 4413 Toll-free 800 328 8191

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 8, 2003

VIA UPS - OVERNIGHT DELIVERY

Sister Betty Kenny, OSF
Assistant Coordinator, Justice and Peace
Academy of Our Lady of Lourdes
1001 14 Street NW, Suite 100
Assisi Heights
Rochester, MN 55901-2525

Dear Sister Betty Kenny:

This will acknowledge receipt of your letter indicating that you wish to co-sponsor the proposal submitted by Reverend Michael Crosby for the Capuchin Province of St. Joseph concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Smith Barney, your share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment

Home | About UPS | Contact UPS



Tracking

- → Track by Tracking Number
- → Track by Reference Number
- → Import Tracking Numbers
- → Track by E-mail
- → Get Quantum View Files
- → Request Quantum View Notify
- → Void a Shipment
- → Help



Add UPS functionality to your software
UPS OnLine® Tools

Log-In User ID: Password: | Forgot Password Register

Track by Tracking Number

View Details

Status:	Delivered
Delivered on:	Dec 10, 2003 10:23 A.M.
Signed by:	SMITH
Location:	RECEIVER
Delivered to:	US
Shipped or Billed on:	Dec 9, 2003
Tracking Number:	1Z 751 05X 01 4352 555 6
Service Type:	NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 10, 2003	10:23 A.M.	ROCHESTER, MN, US	DELIVERY
	8:45 A.M.	ROCHESTER, MN, US	OUT FOR DELIVERY
	8:30 A.M.	ROCHESTER, MN, US	ARRIVAL SCAN
	6:40 A.M.	MINNEAPOLIS, MN, US	DEPARTURE SCAN
	5:24 A.M.	MINNEAPOLIS, MN, US	OUT FOR DELIVERY
	4:36 A.M.	MINNEAPOLIS, MN, US	ARRIVAL SCAN
	3:44 A.M.	ROCKFORD, IL, US	DEPARTURE SCAN
	12:00 A.M.	ROCKFORD, IL, US	ARRIVAL SCAN
Dec 9, 2003	10:00 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:45 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:08 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	7:41 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:00 P.M.	US	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: Dec 10, 2003 1:10 P.M. Eastern Time (USA)

← Back to Tracking Summary

▲ Back to Top

:EDEX ☐ OTHER UPS overnight DATE

EGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

)OF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6401

/I (NAME/DEPARTMENT) D Lawman EXT. ROOM NO.

RESSED TO

Sister Betty Kenny, OSF
Assistant Coordinator, Justice and Peace
Academy of Our Lady of Lourdes
1001 14 Street NW, Suite 100
Assisi Heights
Rochester, MN 55901-2525

CONTACT

TENTS

ER/PACKAGE NO. NDA

RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME LC 12-9-03

\II RECEIPT

Alida R. Messinger
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

RECEIVED
DEC 1 6 2003
P.T. MULVA

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 1 6 2003
Routed for Action to: PTM
Informational Copy to: ______

3rd

December 13, 2003

Mr. Lee Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Raymond:

I, Alida R. Messinger, am a beneficial owner of 546 shares of ExxonMobil stock. I will own this stock at least through the annual meeting at which I, or my proxy, will attend. Verification of my ownership of this stock for at least one year will be sent under separate cover.

I hereby co-file the enclosed resolution for inclusion in the proxy statement for the next annual meeting. Michael Crosby of the Province of St. Joseph of the Capuchin Order has been designated as the primary filer on this resolution. It is my understanding that this resolution will also be filed by William Somplatsky-Jarman of the Presbyterian Church-USA and others. To that end, I am not submitting a separate proposal but am co-sponsoring the resolution with this group.

This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the annual meeting.

Please address all correspondence regarding this resolution to Michael Crosby of the Province of St. Joseph of the Capuchin Order. However, I reserve the right to be notified separately in all communication the Company has with proponents on this matter.

Sincerely,

Alida R. Messinger

Alida R. Messinger

cc: Farha-Joyce Haboucha
Michael Crosby, Province of St. Joseph of the Capuchin Order
William Somplatsky-Jarman, Presbyterian Church-USA
Patrick T. Mulva, ExxonMobil Corporation
David G. Henry, ExxonMobil Corporation

SHAREHOLDER RELATIC
DEC 1 6 2003
NO. OF SHARES______
DISTRIBUTION: PTM; WYW; I
SMD; FLR; REG; JEP;

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 2020 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

Alida R. Messinger
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

December 31, 2003

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr.Henry:

On December 17th, I submitted a letter enclosing a shareholder resolution for a report on climate change to be included in the Exxon's Proxy Statement and Form of Proxy for the 2004 Annual Meeting of the stockholders of the company.

In the above-referenced letter, I indicated that I would submit a certification from my custodian, JPMorgan Chase Bank. Please find said certification enclosed which confirms my holding of 546 shares of ExxonMobil Corporation, along with confirmation that the shares were held for more than the required one-year term.

Sincerely,

F J Haboucha. For Alida Messinger.

Alida R. Messinger

SHAREHOLDER RELATIONS

JAN 0 7 2004

NO. OF SHARES ____________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

JPMorgan Private Bank

December 17, 2003

Mr. Lee Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Raymond:

The enclosed letter is to confirm Alida Messigner account currently holds 546 shares of ExxonMobil Corporation at our firm for more than a year.

Sincerely,

Jodi Lin
Associate

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2003

Ms. Alida R. Messinger
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Dear Ms. Messinger:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal submitted by Reverend Michael Crosby for the Province of St. Joseph of the Capuchin Order concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. You stated in your letter of December 13 that this information would follow. This information must be postmarked to us no later than 14 days from the date you receive this letter.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 0 3 2003
Routed for Action to: PTM
Informational Copy to:

RECEIVED
DEC 0 3 2003
P.T. MULVA

December 2, 2003

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr.Raymond:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in ExxonMobil for several years. We recognize that our company has been lagging behind in its strategic planning to put renewable energy into its energy mix. This is not a very complex issue, since there is evidence all around us that alternative, renewable energy sources are desperately needed, especially in light of the global environment and our use of its resources. As faith-based investors we have urgent concerns about the effects of pollution, and oil-drilling on our planet. We believe that ExxonMobil can **breakthrough** its current competitive disadvantage and charter a course that is designed to diversify its energy products, as well as improve the sustainability of our global community.

I am hereby authorized to notify you of our intention to submit this shareholder proposal with The Capuchin Province of St. Joseph. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 . A representative of the filers will attend the shareholders meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be: Michael Crosby. His phone number is: 414-271-0735.

As verification that we are beneficial owners of common stock in ExxonMobil, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio through the date of the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash , OSF
Director, Corporate Social Responsibility

Enclosure:

Cc: Michael Crosby, OFMCap.
Leslie H. Lowe, ICCR
Julie Wokaty, ICCR

SHAREHOLDER RELATIONS
DEC 0 3 2003
NO. OF SHARES —0—
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

October 28, 2003

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Exxon Mobil Corporation. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash is a representative of the Sisters of St. Francis of Philadelphia and is authorized to act in their behalf.

Sincerely,

David B. Wojick
Second Vice President

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 2020 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

2004ExxonMobilRenewables.091703 482 words, excluding title

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 4, 2003

VIA UPS - OVERNIGHT DELIVERY

Sister Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Sister Nora Nash:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal submitted by Reverend Michael Crosby for the Capuchin Province of St. Joseph concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Northern Trust, your share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment



Home | About UPS | Contact UPS

Tracking

- Track by Tracking Number
- Track by Reference Number
- Import Tracking Numbers
- Track by E-mail
- Get Quantum View Files
- Request Quantum View Notify
- Void a Shipment
- Help



Who.
Where.
What.
When.
UPS Internet Shipping-History

Log-In User ID: Password: | Forgot Password Register

Track by Tracking Number

View Details

Status:	Delivered
Delivered on:	Dec 5, 2003 10:55 A.M.
Signed by:	THOMAS
Location:	RECEIVER
Delivered to:	ASTON, PA, US
Shipped or Billed on:	Dec 4, 2003
Tracking Number:	1Z 751 05X 01 4360 252 5
Service Type:	NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 5, 2003	10:55 A.M.	PHILADELPHIA, PA, US	ADVERSE WEATHER CONDITIONS DELAY;UPS INTERNAL ACTIVITY CODE
	10:55 A.M.	PHILADELPHIA, PA, US	DELIVERY
	5:24 A.M.	PHILADELPHIA, PA, US	OUT FOR DELIVERY
	4:57 A.M.	PHILADELPHIA, PA, US	ARRIVAL SCAN
	3:35 A.M.	LOUISVILLE, KY, US	DEPARTURE SCAN
	12:14 A.M.	LOUISVILLE, KY, US	ARRIVAL SCAN
Dec 4, 2003	9:18 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:27 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	7:51 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	6:40 P.M.	DALLAS, TX, US	ORIGIN SCAN
	5:58 P.M.	US	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: Dec 8, 2003 11:00 A.M. Eastern Time (USA)

☐ FEDEX ☐ OTHER UPS overnight DATE

☐ REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

PROOF OF DELIVERY ☐ YES ☐ NO — CHARGE CODE 6401

FROM (NAME/DEPARTMENT) D Lawman — EXT. — ROOM NO.

ADDRESSED TO

Sister Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

CONTACT

CONTENTS

LETTER/PACKAGE NO. — RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

MAIL RECEIPT 130-209A

SISTERS
OF CHARITY
NEW
YORK

Mount St. Vincent-on-Hudson
6301 Riverdale Avenue
Bronx, New York 10471-1093
718.549.9200 Fax: 718.884.3013

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 1 5 2003
Routed for Action to: PTM
Informational Copy to:

RECEIVED
DEC 1 5 2003
P.T. MULVA

Rcvd 1:40 pm

December 9, 2003

Mr. Lee R. Raymond, CEO
ExxonMobil Corp
5959 Las Colinas Blvd
Irving, TX 75039-2298

Dear Mr. Raymond,

The Sisters of Charity of New York are urgently concerned with the future of life on our planet and the sustainability of Earth. We believe that with the proper attention and care, Earth's vital resources can be sustained. Sources of energy are among these vital resources, and energy is the business of ExxonMobil. Renewable energy resources at this time are an important part of a diversification strategy. Our company has ignored these resources in its current and future planning, much to the potential detriment of our shareholder's bottom line.

The Sisters of Charity of St. Vincent de Paul of New York are beneficial owners of 2,858 shares of ExxonMobil stock. Verification of our ownership is attached.

I am authorized to inform you of our intention to file the enclosed proposal and present it for consideration for action by the shareholders at the next annual meeting. In filing this resolution we are joining Rev. Michael Crosby of the Province of St. Mary of the Capuchin Order. He will serve as the primary contact on matters that relate to this action. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you should for any reason, desire to oppose the adoption of this proposal by the shareholders, kindly include in the corporation's proxy material the attached statement of security holder submitted in support of the proposal, as required by the aforesaid rules and regulations.

Thank you for your efforts in this matter.

Sincerely,

Sr. Claire Regan

Sr. Claire Regan
Corporate Responsibility Coordinator

SHAREHOLDER RELATIO
DEC 1 5 2003
NO. OF SHARES ______
DISTRIBUTION: PTM; WYW; [
SMD; FLR; REG; JEP; I

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 2020 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

2004ExxonMobilRenewables.091703 482 words, excluding title

JPMorgan Fleming

Asset Management

Janet Kombel
Associate

October 20, 2003

Sister Claire Regan
Corporate Responsibility Coordinator
Sisters of Charity Center
6301 Riverdale Avenue
Bronx, NY 10471

Re: JPMIM #20503-0 – Sisters of Charity of St. Vincent de Paul of New York

Dear Sister Claire:

Regarding the Sisters of Charity pension account as reference above, this letter will confirm that as of October 20, 2003, you currently hold **2,858** shares of **ExxonMobil**. You have been a shareholder in this company for more than one year, and will be a shareholder at the time of the annual meeting.

Best Regards,

Janet Kombel

cc: Cristian Posada, JPMorgan Fleming
Clare M. Merle, JPMorgan Fleming

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2003

Sister Claire Regan
Corporate Responsibility Coordinator
Sisters of Charity New York
Mount St. Vincent-on-Hudson
6301 Riverdale Avenue
Bronx, NY 10471-1093

Dear Sister Claire Regan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Charity of St. Vincent de Paul of New York the proposal submitted by Reverend Michael Crosby for the Province of St. Joseph of the Capuchin Order concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from J. P. Morgan Fleming, share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment

Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

RECEIVED
DEC 09 2003
P.T. MUL...

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 0 9 2003
Routed for Action to: PTM
Informational Copy to:

November 3, 2003

Mr. Lee R. Raymond, Chief Executive Officer
ExxonMobil Corporatieon
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Sisters of St. Joseph of La Grange are owners of 800 shares of common stock in ExxonMobil. We are concerned about the environment and also about the social responsibilities of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

Through the letter we are now notifying the company of our sponsorship of the enclosed resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution along with other concerned investors. The primary contact for you for the filers, the Capuchin Province of St. Joseph, is Reverend Michael H. Crosby, OFMCap.

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It its our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

Enc. Resolution
Verification of stock Ownership

cc: Interfaith Center on Corporate Responsibility
Rev. Michael H. Crosby, OFM Cap. (The Capuchin Province of St. Joseph)

SHAREHOLDER RELATIONS
DEC 0 9 2003
NO. OF SHARES 800
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 20220 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

2004ExxonMobilRenewables.091703 482 words, excluding title

/381344
NUMBER

EXXON CORPORATION

INCORPORATED UNDER THE LAWS OF NEW JERSEY



200
SHARES

COMMON

CUSIP 302290 10

SEE REVERSE FOR CERTAIN DEFINIT

THIS CERTIFICATE IS TRANSFERAE
IN NEW YORK, NEW YORK OR
BOSTON, MASSACHUSETTS

This certifies that SIST V 381344 3300 10 00777-8728 171313S

SISTERS OF ST JOSEPH OF LA
GRANGE
1515 W ODGEN AVE
LA GRANGE PARK IL 60526 1721

*200*********
200******
200****
****200******
*****200*****

is the owner of *TWO HUNDRED*

shares of the fully paid and nonassessable Common Stock of Exxon Corporation, transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this certificate properly endorsed. This certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of the duly authorized officers.

DATED: APR 11 1997

Lee R Raymond
CHAIRMAN OF THE BOARD

Edgar A Robinson
TREASURER

COUNTERSIGNED AND REGISTE
THE FIRST NATIONAL BAN
OF BOSTON
TRANSFER AGENT AND REGISTR

BY
AUTHORIZED OFFI

NUMBER 0185263

16811-14720

EXXON CORPORATION

INCORPORATED UNDER THE LAWS OF NEW JERSEY



SHARES -100-

CUSIP 302290 10

SEE REVERSE FOR CERTAIN DEFINITI

This certifies that SISTERS OF ST JOSEPH OF LA GRANGE
1515 W OGDEN AVE
LA GRANGE PARK IL 60525

100***
100**
100
****100**
*****100*

is the owner of *ONE HUNDRED*

shares of the fully paid and non-assessable capital Stock of Exxon Corporation transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

Witness the signatures of the duly authorized officers.

DATED: AUG 14,1987

CHAIRMAN OF THE BOARD

TREASURER

COUNTERSIGNED AND REGISTERED
MORGAN SHAREHOLDER SERVICES
TRUST COMPANY
TRANSFER AGENT AND REGISTRAR
BY

AUTHORIZED OFFICER

CERTIFICATE FOR NOT MORE THAN 10,000 SHARES

M 91655

NUMBER

WITHOUT PAR VALUE

EXXON CORPORATION

INCORPORATED UNDER THE LAWS OF NEW JERSEY



CERTIFICATE FOR NOT MORE THAN 10,000 SHARES

100

SHARES

THIS CERTIFICA[TE IS] TRANSFERABLE IN NEW YORK, BOS[TON,] CHICAGO, HOUSTON OR SAN FRAN[CISCO]

CUSIP 302290 10

SEE REVERSE FOR CERTAIN DEFINI[TIONS]

16811-14720 0930-265517452

This certifies that SISTERS OF ST JOSEPH OF LA GRANGE

*100*****
100**
100
****100**
*****100*

is the owner of *ONE HUNDRED*

shares of the fully paid and nonassessable Capital Stock of Exxon Corporation, transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.
Witness the signatures of the duly authorized officers.

DATED: MAR 10 1983

C C Garvin Jr.
CHAIRMAN OF THE BOARD

A C Hamilton
TREASURER

COUNTERSIGNED AND REGISTE[RED]
MORGAN GUARA[NTY] TRUST COMP[ANY] OF NEW YO[RK]
TRANSFER AGENT AND REGIST[RAR]
BY

AUTHORIZED OFFI[CER]

AMERICAN BANK NOTE COMPANY

© 1972 EXXON CORPORATION



ExxonMobil

EXXON MOBIL CORPORATION INCORPORATED UNDER THE LAWS OF NEW JERSEY

WITHOUT PAR VALUE
CUSIP 30231G 10 2
SEE REVERSE FOR CERTAIN DEFINITIONS

COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, JERSEY CITY, NJ AND NEW YORK CITY, NY

SIST W 244394 3300 10 00777-8728 264962S

THIS CERTIFIES THAT

SISTERS OF ST JOSEPH OF LA GRANGE
1515 W ODGEN AVE
LA GRANGE PARK IL 60526 1721

*400**********
400*******
400*****
****400*******
*****400******

IS THE OWNER OF

FOUR HUNDRED

Shares of the fully paid and non-assessable Common Stock of Exxon Mobil Corporation transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of the duly authorized officers.

DATED: JUL 18 2001

COUNTERSIGNED AND REGISTERED
EQUISERVE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR
BY:

AUTHORIZED SIGNATURE

CHAIRMAN OF THE BOARD

TREASURER

NUMBER W244394

SHARES **400**

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 11, 2003

Sister Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 West Ogden Avenue
LaGrange Park, IL 60526-1721

Dear Sister Joellen Sbrissa:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph of LaGrange the proposal submitted by Father Michael Crosby for the Province of St. Joseph of the Capuchin Order concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders. Your share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Father Crosby acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Father Michael Crosby
Province of St. Joseph of the Capuchin Order

Attachment

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

December 11, 2003

Mr. Patrick T. Mulva
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Mulva:

I write on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Fire Department Pension Fund, (the "System"). The System's board of trustees has authorized the Comptroller to inform you of its intention to offer the enclosed proposal for consideration of the shareholders at the next annual meeting of Exxon Mobil Corporation.

The proposal asks the independent members of the board to oversee the preparation of a report to shareholders, outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into Exxon Mobil's energy mix. It is submitted to you in accordance with Rule 14a-8 of the Security Exchange Act of 1934, and I ask that it be included in the company's 2004 proxy statement.

A letter from Citibank, N.A. certifying the System's ownership of shares of Exxon Mobil Corporation common stock is enclosed. The System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss this initiative with you. Should the board of directors decide to endorse its provisions as company policy, the System will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester
Kenneth B. Sylvester
Enclosures

SHAREHOLDER RELATIONS
DEC 11 2003
NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 20220 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

citibank®

Citibank, N.A.
111 Wall Street
New York, NY 10043

December 8, 2003

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

1,272,514 shares of **EXXON MOBIL CORPORATION**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2003

Mr. Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

Dear Mr. Sylvester:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Board of Trustees of the New York City Fire Department Pension Fund the proposal submitted by Reverend Michael Crosby for the Capuchin Province of St. Joseph concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a letter from Citibank, share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment

Catholic Healthcare West
CHW

185 Berry Street
Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 15 2003
Routed for Action to: RTM
Informational Copy to:

rcvd 12:34 pm 15 Dec

December 12, 2003

Mr. Lee R. Raymond
Chief Executive Officer
ExxonMobil Corporation
6959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Raymond:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West is the beneficial owner of 27,760 shares of ExxonMobil common stock. We present this resolution for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement. Proof of ownership of common stock in the company for at least the last twelve months is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. Rev. Michael Crosby, representing the Province of St. Joseph of the Capuchin Order, will serve as primary contact.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved in the resolution. We would be very interested in learning of the company's redirection on the issues raised in the proposal

Sincerely,

Sr. Susan

Susan Vickers, RSM
Director of Advocacy.

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 2020 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2003

Sister Susan Vickers
Director of Advocacy
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Dear Sister Susan Vickers:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Catholic Healthcare West the proposal submitted by Reverend Michael Crosby for the Province of St. Joseph of the of the Capuchin Order concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. You stated in your letter of December 12 that this information was enclosed, but we did not receive it. This information must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment

STATE STREET.
For Everything You Invest In

RECEIVED
DEC 3 0 2003
P.T. MULVA

Erin Rodriguez
Vice President
Institutional Investor Services
633 W. Fifth Street, 12th Floor
Los Angeles, CA 90071
Telephone (213) 362-7371
Facsimile (213) 362-7330
eprodriguez@statestreet.com

December 12, 2003

Sr. Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #: 415-591-2404

Re: Exxon Mobil Corp Common Stock, CUSIP 30231G102

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 worth of Exxon Mobil Corp Common Stock, CUSIP 30231G102 from December 12, 2002 - December 12, 2003. The current holdings are 110,820 shares.

Please contact me if you have any questions or need any additional information.

Sincerely,

Erin Rodriguez

SHAREHOLDER RELATIONS

DEC 3 0 2003

NO. OF SHARES____________
DISTRIBUTION: PTM; WYW; DGH;
SMD; FLR; REG; JEP; LKB.

STATE STREET.
For Everything You Invest In

Erin Rodriguez
Vice President

Institutional Investor Services
633 W. Fifth Street, 12th Floor
Los Angeles, CA 90071

Telephone (213) 362-7371
Facsimile (213) 362-7330
enrodriguez@statestreet.com

RECEIVED
DEC 24 2003
S.M. DERKACZ

November 17, 2003

Sr. Susan Vickers, RSM
Director of Advocacy
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #: 415-591-2404

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from November 10, 2002 – November 10, 2003. The November 10, 2003 share postitions are reflected below:

Security	CUSIP	Shares
Time Warner New Com (Formerly AOL Time Warner)	887317105	187,181
American Intl Group Com	026874107	64,020
Bed Bath and Beyond	075896100	36,192
Bristol Myers Squibb	110122108	58,800
Cisco Systems	17275R102	517,030
Citigroup Inc	172967101	260,667
Conocophillips	20825C104	102,714
El Paso Corporation	28336L109	200
Exxon Mobil Corp	30231G102	110,620
Fleet Boston Financial	339030108	65,000
Bank of America	060505104	57,334
General Electric	369604103	127,340
Glaxo Smithkline	37733W105	81,600
Hasbro Inc Com	418056107	36,900
Johnson & Johnson	478160104	26,320
Lilly Eli & Co Com	532457108	51,100
Merck & Co Inc Com	589331107	79,360
Oxford Health Plans Inc	691471106	400
Pfizer Inc Com	717081103	102,460
Schering Plough Corp Com	806605101	200
Stericycle Inc	858912108	63,098
Wal Mart Stores Inc Com	931142103	98,867

I hope you find this information helpful.

Please let me know if you have any questions.

Sincerely,

Erin Rodriguez

Sisters of St. Joseph

Sisters of St. Joseph
Patricia Warbritton SSJ
3427 Gull Road PO Box 34
Nazareth, MI 49074-0034

Phone: 269-381-6290 ext. 224
FAX: 269-381-6290
email: PWarbrit401@aol.com

RECEIVED
NOV 25 2003
P.T. MULVA

SHAREHOLDER RELATIONS
NOV 25 2003
NO. OF SHARES -0-
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

November 18, 2003

Mr. Lee R. Raymond
Chief Executive Officer
Exxon Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Raymond,

The Sisters of St. Joseph of Nazareth, MI are very concerned about our environment and the threat of carbon dioxide emissions which cause global warming. Many experts, including yourself have differing opinions on both the fact of global warming and its causes. Our concern is the sometimes shortsighted vision corporations have with issues such as the environment. What seems good in the short run may very well be harmful in the long run.

We are owners of 1,234 shares of common stock in the company. Proof of ownership of shares of common stock is enclosed, and it is our intent to maintain ownership of these shares through the date of the annual meeting.

As shareholders we are concerned about our company's leadership in this area. As you know other petroleum companies have said that it is time to consider policy dimensions of climate change. We are hopeful that Exxon under your leadership will become a major voice in re-examining the issue especially with regard to the use of renewable resources.

Through this letter we are now notifying the company of our co-filing of the enclosed resolution filed by the Capuchins of Wisconsin. We present it for inclusion in the proxy statement for a vote at the next shareholder meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If for any reason you should desire to oppose the adoption of this proposal by the shareholders, please include in the corporation's proxy material our indicated support of the proposal, as required by the aforesaid Rules and Regulations.

Sincerely,

Sr. Patricia Warbritton SSJ

Patricia Warbritton, SSJ
Treasurer

2 enclosures

EXXON MOBIL
Renewable Energy

WHEREAS, in its 2002 proxy materials, ExxonMobil's Board stated: "While renewable energy supplies are expanding, it is important to recognize that they are doing so from a very small base. ExxonMobil's outlook for solar and wind energy indicates that even at a fairly optimistic growth rate of over 10 percent per year for 2000 to 2020, their share of the world's energy mix in 20220 will still be less than 0.5 percent."

Such projections are contradicted by other evidence:

1. The 15-nation European Union, the market for a large share of this company's energy-output has set a goal of obtaining 22 percent of its electricity and 12 percent of all energy from renewable sources by 2010 (NYT 10/16/02);

2. *Business Week* calls wind-power "the fastest-growing game in the power business. Global wind capacity has nearly quadrupled in the past five years" (*BW* 03/03/03). It also notes that "solar power has also become a viable energy alternative" and "windmill generators now produce electricity as cheaply as cola units" (*BW* 06/02/03). In August, 2003 *BW* noted: "Deutsche Bank predicts global wind-power capacity will double in four years" (*BW* 08/11/03);

3. *The Financial Times* notes that "wind, waves, biomass, solar, hydropower and various hybrid schemes are now part of the currency of the power generation industry and legislation will ensure that they remain and prosper" (FT 04/03/03);

By its own admission, in its original effort to keep this resolution from being voted upon by the shareholders, ExxonMobil has stated that "renewable energy sources currently compose only an extremely insignificant percent of the company's business."

Meanwhile, as ExxonMobil continues to stress almost exclusively the development of fossil fuels, its major competitors (ChevronTexaco, BP, Royal Dutch Shell, Total Elf Fina) are making significant investments in renewable energy.

While ExxonMobil might be able to buy its way into renewable energy once it has no other choice, we question whether waiting until then will maximize shareholder value.

ExxonMobil's position on global warming and renewable energy is putting the company at competitive disadvantage and risk for future litigation for failure to adequately plan for the future as well as reputational damage. "ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company" (*O'Dwyer's PR Weekly*, 05/23/01);

RESOLVED: shareholders request the independent members of the Board to oversee the preparation of a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004 outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

SUPPORTING STATEMENT

Supporting this resolution will indicate shareholder desire to emphasize greater diversification of ExxonMobil's energy products through the development of more non-polluting energy sources. The energy future belongs to renewables, especially wind. This Company needs to be at the cutting edge of this development.

THE Vanguard GROUP.

Vanguard Brokerage Services
A Division of Vanguard Marketing Corporation

JUDY SCHROEDER
PO BOX 34
NAZARETH MI 49074-0034

For prompt service when calling please provide your
Statement number: 043104055
(800) 992-8327 Brokerage Services
Account number: 43V-104055

Duplicate for the account of
SISTERS OF ST JOSEPH
OF NAZARETH
3427 GULL RD PO BOX 13
NAZARETH MI 49074-0013

HOLDINGS CONTINUED

Stocks continued	Quantity / Account type	Current price	Current value	Estimated annual income	Estimated yield	Dividend status
EXXON MOBIL CORP COM Security ID: XOM	617.00000 Cash	78.500000	48,434.50	1,085.92	2.2	Cas

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 2, 2003

VIA UPS - OVERNIGHT DELIVERY

Sister Patricia Warbritton, SSJ
Treasurer
Sisters of St. Joseph
3427 Gull Road
Nazareth, MI 49074-0034

Dear Sister Patricia Warbritton:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal submitted by Reverend Michael Crosby for the Capuchin Province of St. Joseph concerning renewable energy in connection with ExxonMobil's 2004 annual meeting of shareholders. By copy of a statement from Vanguard Brokerage Services, your share ownership has been verified.

Since the proxy rules do not address co-filing of proposals, we will assume that the Province of St. Joseph of the Capuchin Order will be the sponsor of this proposal. Attached is a copy of our letter to Reverend Michael Crosby acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael H. Crosby, OFMCap
Province of St. Joseph of the Capuchin Order

Attachment



Tracking

- Track by Tracking Number
- Track by Reference Number
- Import Tracking Numbers
- Track by E-mail
- Get Quantum View Files
- Request Quantum View Notify
- Void a Shipment
- Help


Full-Service
Customs Brokerage
UPS Supply
Chain Solutions℠

Track by Tracking Number

View Details

Status: Delivered
Delivered on: Dec 3, 2003 10:09 A.M.
Signed by: DOBBS
Location: OFFICE
Delivered to: US
Shipped or Billed on: Dec 2, 2003

Tracking Number: 1Z 751 05X 01 4389 458 7
Service Type: NEXT DAY AIR

Package Progress:

Date	Time	Location	Activity
Dec 3, 2003	10:09 A.M.	OSHTEMO, MI, US	DELIVERY
	8:16 A.M.	OSHTEMO, MI, US	OUT FOR DELIVERY
	7:25 A.M.	OSHTEMO, MI, US	ARRIVAL SCAN
	5:56 A.M.	LANSING, MI, US	DEPARTURE SCAN
	4:42 A.M.	LANSING, MI, US	ARRIVAL SCAN
	3:01 A.M.	ROCKFORD, IL, US	DEPARTURE SCAN
Dec 2, 2003	11:58 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
	10:01 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
	8:54 P.M.	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	8:07 P.M.	DALLAS, TX, US	DEPARTURE SCAN
	6:50 P.M.	DALLAS, TX, US	ORIGIN SCAN
	6:17 P.M.	US	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: Dec 3, 2003 11:31 A.M. Eastern Time (USA)

← Back to Tracking Summary

FEDEX ☐ OTHER UPS overnight DATE ________

REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY ________

ROOF OF DELIVERY ☐ YES ☐ NO | CHARGE CODE 640

OM (NAME/DEPARTMENT) D Lawman | EXT. | ROOM NO.

DRESSED TO

Ms. Patricia Warbritton, SSJ
Treasurer
Sisters of St. Joseph
3427 Gull Road
Nazareth, MI 49074-0034

CONTACT

NTENTS

TTER/PACKAGE NO. | RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

AIL RECEIPT 130-209A

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 5, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via fax

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Libra Fund, the Presbyterian Church (USA), Trillium Asset Management (on behalf of one of their clients), Catholic Healthcare West, the Sisters of St. Francis of Dubuque, Iowa, the Sisters of St. Francis of Philadelphia, the Sisters of St. Joseph of Lagrange, the Sisters of St. Joseph of Nazareth, the Sisters of Charity of New York, the Detroit Province of the Society of Jesus and the Academy of Our Lady of Lourdes (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "XOM" or the "Company"), and who, together with the Office of the Comptroller of the City of New York, have submitted a shareholder proposal to XOM, to respond to the letter dated January 22, 2004, sent to the Securities & Exchange Commission by the Company, in which XOM contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in XOM's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company's management to make "recommendations for promoting renewable energy sources" and to develop plans to "bring renewable energy sources into [XOM's] energy mix".

RULE 14a-8(i)(10)

Although the Proponent's shareholder proposal is in the form of a request for a report, what is asked for is management to inform the shareholders that it has taken specified actions. Those actions are (i) promoting renewable energy sources and (ii) bringing renewables into XOM's energy mix. The Report (the February, 2004, report entitled "A Report on Energy Tends, Greenhouse Gas Emissions and Alternative Energy", referred to herein as the "Report") does neither of these things. Instead, in the section of the Report entitled "Renewable Energy Alternatives" (pages 16-19), XOM states that (i) it will not promote renewable energy sources and (ii) will not bring renewables into its energy mix. The Report would, indeed, render moot a proposal that asked the registrant to report on *whether* it planed to promote and develop renewables. However, the Proponents' shareholder proposal does no such thing. It asks the Company to in fact develop a strong renewable program and report that fact to the shareholders. (This is clear both from the wording of the Resolve clause itself and from the context in which both the Whereas Clause and the Supporting Statement argue the merits of the case for renewables.) Since XOM has stated that it will not develop such a program, it has not rendered moot the Proponents' proposal.

Instead, the Report argues why XOM does not choose to develop renewable energy sources. Although such arguments may be appropriate in a statement in opposition to the Proponents' proposal, they do not serve to moot it. (And even as a statement in opposition, we would reserve the right to challenge as misleading such matters as the stress on subsidies for renewables while ignoring subsidies for oil and gas estimated at some five billion dollars per year.)

In short, the Company has not responded to the request actually made in the Proponents' shareholder proposal and consequently the Proponents' shareholder proposal is not moot.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: James Earl Parsons, Esq.
All Proponents
Sister Pat Wolf

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

March 5, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Mobil Corporation

Via fax

Dear Sir/Madam:

I have been asked by the Sisters of St. Dominic of Caldwell New Jersey, the National Ministries of the American Baptist Church, the Pension Boards of the United Church of Christ, the United Church Foundation, the Libra Fund, the Pax World Balanced Fund, the As You Sow Foundation, the Sisters of Charity of St. Elizabeth, the Sisters of Mercy Regional Community of Burlingame, CA., the Sisters of Charity of the Americas (St. Louis), the School Sisters of Notre Dame St. Louis Province, the School Sisters of Notre Dame Cooperative Investment Fund, the Corporation of the Convent of the Sisters of St. Joseph, the Sisters of St. Joseph of Carondelet, the Sisters of Mercy Regional Community of Detroit Charitable Trust and the Maryknoll Sisters of St. Dominic (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "XOM" or the "Company"), and who, together with the State of Connecticut pension plan and the Treasurer of the State of Maine, have submitted a shareholder proposal to XOM, to respond to the letter dated January 22, 2004, sent to the Securities & Exchange Commission by the Company, in which XOM contends that the

Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in XOM's year 2004 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls for the Company's directors to "*assess* how [XOM] is responding to . . . pressures to *significantly reduce*" greenhouse gas emissions and to report that assessment to the shareholders. [Emphasis supplied.]

At least in part in reaction to the Proponents' shareholder proposal, XOM has produced a document entitled "A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy" (February, 2004) (hereinafter referred to as the "Report"). Although a detailed study of many aspects of climate change, it is nevertheless unresponsive to the Proponents' request. Indeed, the Company (which has the burden of establishing the mootness of the proposal) has wholly failed to point out in what way the Report has mooted the request of the Proponents that the directors of XOM assess how XOM is responding to the public pressures to reduce greenhouse gas emissions. Instead, and contrary to the conclusions of the EPA ("US Climate Action Report" (May, 2002)), the National Academy of Sciences (2001) and the Intergovernmental Panel on Climate Control (2001), that human activity is causing climate change, XOM continues to assert that "the cause of this trend [toward higher temperatures] and whether it is abnormal remain in dispute" (p. 10). In short, we do not believe that the Report contains any "assessment" by the directors of XOM's response to societal pressures to reduce greenhouse gas emissions.

For the foregoing reasons, the Company has failed to establish that the Report has rendered the Proponents' shareholder proposal excludable by virtue of Rule 14a-8(i)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at

the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: James Earl Parsons, Esq.
All Proponents
Sister Pat Wolf

To Grace Lee
SEC

From Paul M. Neuhauser

Re: TWO shareholder proposals to Exxon

# of pages, including this page = 7
(1 cover sheet
3 page letter #1
3 page letter #2)

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 3, 2004

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Renewable Energy Report

Gentlemen and Ladies:

This letter supplements our letter dated January 22, 2004, regarding the captioned shareholder proposal.

Enclosed is a copy in final form of ExxonMobil's new Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy, approved by the Public Issues Committee of our Board. As explained in more detail in our January 22 letter, we believe the Report substantially implements the proposal and that the proposal may therefore be omitted from our 2004 proxy material under Rule 14a-8(i)(10). The Report will be posted on our website on February 4. Printed copies will be available soon thereafter free of charge on request by any shareholder or other interested person.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the Report. A copy of this letter and the Report is also being sent to the proposal sponsor and to each co-sponsor.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl
Enclosures

cc w/enc:

Reverend Michael H. Crosby, OFM Cap
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Ms. Shelley Alpern
Assistant Vice President
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Ms. Dorothy Berg, OP (Withdrew)
Treasurer
Dominican Sisters
PO Box 280
Edmonds, WA 98020-0280

Sister Jordan Dahm, OSF
Corporate Responsibility Agent
Sisters of St. Francis
Mount St. Francis
3390 Windsor Avenue
Dubuque, IA 52002-1311

Reverend John E. Dister, S.J.
Provincial Assistant for Social Ministries
Detroit Province of the Society of Jesus
7303 West Seven Mile Road
Detroit, MI 48221-2121

Reverend William Somplatsky-Jarman
Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Sister Betty Kenny, OSF
Assistant Coordinator, Justice and Peace
Academy of Our Lady of Lourdes
1001 14 Street NW, Suite 100
Assisi Heights
Rochester, MN 55901-2525

Ms. Alida R. Messinger
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

Sister Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Sister Claire Regan
Corporate Responsibility Coordinator
Sisters of Charity New York
Mount St. Vincent-on-Hudson
6301 Riverdale Avenue
Bronx, NY 10471-1093

Sister Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 West Ogden Avenue
LaGrange Park, IL 60526-1721

Mr. Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

Sister Susan Vickers
Director of Advocacy
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Sister Patricia Warbritton, SSJ
Treasurer
Sisters of St. Joseph
3427 Gull Road
Nazareth, MI 49074-0034

ExxonMobil







A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy

February 2004

Table of Contents

Projections, targets, expectations, estimates and business plans in this report are forward-looking statements. Actual future results, including energy demand growth and mix; economic development patterns; efficiency gains; resource recoveries; capital expenditures; technological developments; emission reductions; and project plans and schedules could differ materially due to a number of factors. These include changes in market conditions affecting the energy industry; changes in law or government regulation; unexpected technological developments; and other factors discussed in this report and under the heading "Factors Affecting Future Results" in Item 1 of ExxonMobil's latest Form10-K and on our Web site at www.exxonmobil.com. References to resources in this report include quantities of oil and gas that are not yet classified as proved reserves but that, in the case of ExxonMobil figures, we believe will ultimately be produced. Additional information on terms used in this report, including our calculation of Return on Capital Employed, is available through our Web site under the heading "Frequently Used Terms."

Introduction

Governments, our customers and shareholders, and the public at large are deeply interested in the issues related to the supply and cost of energy and the effects of energy use on the environment.

Interest in these subjects is understandable and appropriate because access to reliable, environmentally safe and affordable energy is vital to the economic prosperity and quality of life of people around the world. Our company role is to help provide this energy, and in doing this job well we make a significant contribution to human progress.

In this report we describe what we see as the business challenges and opportunities that are associated with likely energy trends, greenhouse gas emissions and alternative energy options. We also review the actions we are taking now to safeguard shareholder interests and to provide for future business opportunities.

ExxonMobil's approach to investments provides significant assurances to shareholders. Some of the key business considerations that underlie our approach include the use of proven science, a focus on cost/benefit analysis, emphasis on energy conservation and efficiency, strong investment discipline and consistency with our core competencies.

The issues relating to greenhouse gas emissions and alternative energy are complex, and varying points of view exist on how to address these subjects. Complex business issues are not new to our company, and we have gained considerable experience in successfully managing them.

The first section of this report describes the central importance of energy to economic growth and improved standards of living. We present our view of future energy needs and trends. You will read that most experts predict that the world will require about 40 percent more energy in 2020 than today and consumption levels will reach almost 300 million oil-equivalent barrels every day. This is equivalent to the energy required to drive a mid-sized American car 378 billion miles, a distance equivalent to 2,000 round trips between the earth and the sun. Developing reliable, affordable supplies to meet this energy demand will be an enormous challenge. Meeting future demand while taking actions to reduce greenhouse gas emissions will make this challenge even greater.

In the subsequent sections we will describe the specific actions ExxonMobil is taking in response to these challenges, with an emphasis on our plans for reducing greenhouse gas emissions.

In the nearer term, we support energy efficiency and conservation as important strategies that will prolong the availability of current energy resources. For example, we are deeply involved in improving the energy efficiency of our own operations as well as in developments that will help consumers use our products more efficiently.

For the longer term, our research emphasis is on breakthrough ideas applicable to our core business. We are supplementing our internal research through cooperative efforts with universities and research centers and through partnerships with other corporations. We believe that by working closely with leading academics, energy experts and other technologically advanced companies, we will contribute to the development of better answers to meeting the world's future energy needs.

The final section of the report discusses alternative energy options and our views on some of the issues currently existing with large-scale deployment of each of the alternatives. The central message in this section is that we believe investments in *current* renewable energy technology are not economical. As a result, our primary focus with regard to renewables is on research to accelerate the development of future options.

We are publishing this report because we believe it is important to be straightforward and open about our views on issues — such as climate and renewables — that can affect both our business and society. We believe that only by relying on careful business analysis and by speaking with candor can we ensure, over the long run, a positive reputation for the company.

Future Energy Trends and Developments

Understanding and projecting energy supply and demand trends are important elements of ExxonMobil's strategic planning process. In fact, recognizing their importance, we have for the past several decades annually produced a comprehensive energy outlook that typically covers the next 20 or more years.

The world's demand for energy is very large and growing. Meeting this demand will present significant challenges.

GDP Growth and Energy Closely Linked
1970-2020



Increasing Energy
Oil-Equivalent Barrels per Day per 1,000 People
North America
Eastern Europe, Russia
Africa, Middle East
Western Europe
Latin America
Asia-Pacific
Increasing Income
Thousands of Dollars Gross Domestic Product per Capita

Note: GDP and energy use are shown in logarithmic scale.

Key conclusions from our assessment of the energy outlook include the following:

- Energy use and economic growth are closely linked, as shown in the chart above.[1] The relationship shown is consistent across all regions and countries and represents the trajectory that developing countries will likely follow as they progress toward industrialization. Modern uses of energy are so closely linked to growth because, among many other advantages, they provide the basis for all modern forms of transportation, are needed for both the materials and the processes used in construction, and underpin the mechanization and improved efficiency of agriculture.

- Eighty percent of the energy growth from 2000 through 2020 will be devoted to improving living standards in many parts of the developing world, where about 85 percent of the world's population will live in 20 years.

- By 2020, we expect that the world will require about 40 percent more energy than today. By then the world's consumption is likely to approach 300 million barrels of oil-equivalent energy every single day. We expect that 60 percent of this 2020 demand will continue to come from oil and gas as these primary sources of energy are available in sufficient quantity to meet the world's growth and are, at the same time, the most economical.

Sizable increases in energy demand are projected despite likely continued improvements in energy efficiency. In total, we expect these efficiencies to be about 1 percent per year, because of improved vehicles, power plants, construction standards and other actions. If gains were achieved at only half this rate, the world would consume about 30 million *additional* barrels of oil-equivalent energy per day, close to the amount used by western Europe today.

Meeting higher energy demands will require a portfolio of energy options including oil, gas, coal, nuclear, hydro, biomass, solar and wind.[2] The contribution of each is shown in the three-panel chart at the top of pages 4 and 5.

- The expected contribution of non-petroleum-based energy to meeting world demand is detailed in the chart at top right, page 4. Hydropower will grow, though it is site-limited. Nuclear power is projected to grow at only about 0.4 percent per year, reflecting announcements in several industrial countries, including Germany[3] and the United Kingdom,[4] of expectations regarding the gradual phase-out of nuclear power. The majority of the biomass category is developing countries' use of traditional fuels (wood, dung) and developed countries' use of wood waste and garbage.

How We Develop Our Energy Outlook

To help develop a sound basis for corporate strategies and plans, we employ a team of energy planners dedicated to developing and refining our own long-term outlook. These employees have diverse backgrounds in engineering, marketing, economics, oil and gas exploration, refining and chemicals operations, research and development, and public policy.

In developing our outlook, we utilize a comprehensive database to analyze past economic and energy trends, and to guide future forecasts. The database includes a vast amount of economic and energy data and enables us to assess energy demand, efficiency and conservation, fuel-buying patterns, demographics, and much more. We also develop and use detailed forecasting models and assessment tools to estimate energy demands for major fuels and consuming sectors at a country level.

In forecasting an energy outlook to 2020, some assumptions may be specific to individual countries, whereas others reflect expectations or trends that are independent of political borders. We also consider the relative competitiveness of alternative fuels, and the significant but yet-to-be-achieved advances and deployment of new technologies.

In addition, we incorporate the input of a wide variety of third-party economic and energy experts and work with other companies, including those in the automotive and power-generation sectors.[5] From these services and companies, our energy-planning group builds its knowledge base and — as appropriate — incorporates third-party perspectives into our projections.

By seeking the views of others and consulting with public and private groups interested in energy issues, we find that our energy outlook is fundamentally consistent with those of most knowledgeable experts. This group includes, among others, the International Energy Agency (IEA),[6] U.S. Department of Energy — Energy Information Agency,[7] European Commission's World Energy, Technology and Climate Policy Outlook — Reference Scenario,[8] and the recent National Petroleum Council's North America natural gas study.[9]

- The outlook for wind and solar energy is for double-digit growth, based on both continued public subsidies and technological advances. However, because they start from a very small base, their combined contribution to total energy supplies is likely to still be less than 0.5 percent in 2020.

Because 80 percent of the world's growth in energy demand through 2020 will be in developing countries, 80 percent of the growth in carbon emissions will also be in the developing world. As a result, actions to reduce carbon emissions must include consideration of the world as a whole.

It remains critical to the understanding of energy supply that a majority of energy will continue to be based on conventional oil and gas and that energy demand will be growing overall. Supplying the expected increase in oil and gas energy demand will be a major challenge. Nevertheless, abundant oil and gas resources exist:

- Estimates of the total oil and gas resource base have increased as a result of access to new areas and technology.[10]

- The conventional resource base is very large and is likely to continue to be the primary source of energy through at least the middle of the century. In the U.S. Geological Survey's *World Petroleum Assessment 2000*, the conventional recoverable liquids resource base is estimated to be about 3 trillion barrels of oil.[11]

Oil and Gas Remain as Predominant Energy Sources

Total Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)


300
250
200
150
100
50
0
1980
1990
2000
2010
2020
Other
Coal
Gas
Oil


Other Energy
MBDOE
60
50
40
30
20
10
0
1980
1990
2000
2010
2020
Wind and Solar
Biomass, Municipal Solid Waste
Nuclear
Hydro

- In addition to conventional resources, there are significant unconventional resources. Unconventional oil includes extra-heavy oil, oil sands and other resources that cannot be produced using traditional methods. The International Energy Agency has compiled estimates that indicate there are more than 4.3 trillion barrels of unconventional oil resources in place. Recoverable estimates for Canada and Venezuela alone are estimated at 580 billion barrels.[12]

- To put this volume into perspective, less than 1 trillion barrels of petroleum has been produced since production started in the 1800s.[13]

- New technologies will likely continue to extend the recoverable resource base, making additional — but currently uneconomical — conventional and unconventional resources commercially attractive. In fact, according to the U.S. Geological Survey, total remaining recoverable oil resources are

Supplying Oil and Gas Demand Will Require Major Investment
Millions of Barrels per Day of Oil Equivalent (MBDOE)


180
160
140
120
100
80
60
40
20
0
1980
1985
1990
1995
2000
2005
2010
2015
World Demand
Existing Field Decline ~ 4–6%
Required New Production
Base Investment Required
Existing Production

The costs of developing these resources are significant. In surveying the exploration and production expenditures for more than 300 oil and gas companies, Lehman Brothers estimated total 2003 exploration and production investment is $133 billion.[15] However, some national oil companies and some small-to-medium petroleum companies were not included in the Lehman survey. Another estimate — shown in the chart below — is provided in the recently released International Energy Agency (IEA) *World Energy Investment Outlook 2003*[16] report, which calculates a total annual **energy** investment of about $530 billion per year. Of that, the IEA believes that about 40 percent, or $200 billion per year, will be required for oil and gas, primarily for exploration, development and production. To put this figure in perspective, $200 billion is larger than the GDP of Norway, whereas $530 billion is larger than the 2004 U.S. national defense budget.



Wind and Solar
MBDOE
1.4
1.2
1.0
.8
.6
.4
.2
0
Wind
Solar
1980
1990
2000
2010
2020

more than 70 percent higher now than in 1980, despite production since then of more than about 400 billion barrels.[14]

As noted earlier, we project that oil and gas will remain the major forms of primary energy over the outlook period. This predominance is due to their lower costs and ease of use in many applications. The ongoing task of the petroleum industry is to find, produce and deliver this energy in an economical and environmentally sound manner. We will need to develop energy supplies both to meet new demand and to replace supplies from maturing resources. As the chart at left illustrates, the industry will likely need to add some 100 million oil-equivalent barrels per day by 2015 to meet demand — an amount close to 80 percent of today's production levels.

Timely development requires access to discovered resources, economical development of unconventional resources, continued technology advances, adequate financing, and the cooperation of host governments.

Oil and Gas Investments Up to $200 Billion per Year

World Energy Investment, 2001-2030



Total World Energy Investment: $16 Trillion
Oil
19%
Gas
19%
Coal
2%
Electricity
60%

Source: IEA

ExxonMobil Investment Approach

The large capital investments needed to meet world energy demand will require a disciplined, well-managed approach, a fundamental strength of ExxonMobil. Capital needs are also complemented by our track record in the development and application of industry-leading technologies. In 2003, we invested about $15 billion in capital and exploration expenditures and about $600 million in research. During the past five years, we have invested about $66 billion in capital and exploration expenditures, and about $3 billion in research.

As most projections predict that oil and gas will continue to meet 60 percent of energy needs in 2020, ExxonMobil continues to focus in this area, in which we have considerable expertise. Providing oil and gas for these future needs will pose a significant challenge, which we are particularly well suited to address. The significant investment that will be needed to advance adequate oil and gas development will place a premium on investment discipline and sound judgment in choosing profitable energy projects.

The business approach we have adopted is first to assess market and technology options thoroughly, as well as business risks. Then — and with an understanding of our competitive strengths and capabilities — we invest where we see profitable opportunities. We continually test our market and technology assumptions, and we manage our performance against key investment and operational indicators, with the primary focus on return on capital employed.

ExxonMobil Production Base


Canada
United States
Venezuela
Argentina
Norway
Netherlands
United Kingdom
Germany
France
Italy
Nigeria
Chad
Cameroon
Equatorial Guinea
Angola
Kazakhstan
Azerbaijan
Qatar
United Arab Emirates
Yemen
Russia
Malaysia
Indonesia
Australia

ExxonMobil's size and geographic diversity, and the complementary nature of our Upstream, Downstream and Chemical businesses, moderate the corporation's sensitivity to fluctuations in individual business lines and markets. By taking advantage of synergies among these businesses, ExxonMobil is able to optimize total company performance.

In the Upstream, ExxonMobil participates in every major producing area in the world *(see map opposite)*. Our Upstream portfolio spans more than 40 countries. We have a substantial production base in the United States, Canada, Europe and the Asia-Pacific region and are unique in having interests in the four major growth areas of West Africa, the Middle East, the Caspian and Russia. ExxonMobil has the largest resource base of any nongovernment company in the world, with 72 billion oil-equivalent barrels.

In the Downstream, ExxonMobil is a leading fuels refiner and manufacturer of lube basestocks. We have refining operations in 26 countries, retail fuels locations in more than 100 countries, and a lubricants marketing presence in almost 200 countries and territories.

In Chemical, ExxonMobil is a leading producer and supplier of primary petrochemicals. Our Chemical business is competitively advantaged by our advanced technology, integration of more than 90 percent of our chemical assets with petroleum refineries and superior cost structure.

This disciplined approach points us toward investments that are:

- Technically sound.
- Economically sustainable without government subsidy, thus ensuring profitability under a range of market and government policy conditions.
- Significant enough to be meaningful in the context of our size and the size of the overall energy market.
- Designed carefully to limit their impact on the public and the environment.
- Implemented to be profitable and affordable on an ongoing basis.

Return on Capital Employed
Percentage, 5-Year Rolling Average


16
14
12
10
8
6
0
ExxonMobil
RDS
BP
CVX
1998
1999
2000
2001
2002

Calculated based on public information on a consistent basis.

Using these criteria, we have demonstrated a successful track record of investment, a track record that has benefited our shareholders while at the same time being of value to energy consumers. For example:

- We have invested so as to position ExxonMobil in attractive business sectors while reducing our exposure to those sectors that fail to meet our investment criteria. Examples of under-performing industries in which we have disinvested include coal extraction and nuclear and solar energy.
- We have a well-balanced and diversified business, with strengths in both business scope (oil, gas, chemicals) and geography.

ExxonMobil Investment Approach

- We have made concerted efforts to pace our investments well. This has helped achieve industry-leading returns that have averaged nearly 14 percent over the past decade.

- Our rigorous investment criteria have permitted us to attain industry-leading returns and to avoid asset write-downs representing failed investments that have diverted organization attention and reduced shareholder value in other companies. The chart on page 7 compares ExxonMobil to our key competitors in return on capital employed, or ROCE.

At the same time that we work to ensure that our capital investments will be profitable over the long term, we also strongly believe in investing in research and development as a means to develop potential future profitable business opportunities. That is why we support research to increase energy discovery success, to improve the efficiency of energy use and to develop new energy solutions. Our overall investment in R&D has been and remains greater than that of our competitors (see chart at top right). We balance our technology investment between technology extensions — which can be rapidly deployed to our existing operations — and breakthrough research that could have a significant and lasting impact on the corporation and the industry. Some of the current research areas we are undertaking include:

- Proprietary technologies that have the potential to deliver breakthrough capabilities in direct hydrocarbon detection. This technology could significantly improve the chance of success in finding new resources prior to drilling.

- Liquefied natural gas (LNG) and other gas-commercialization technology to improve the efficiency of liquefaction, transportation and regasification to help satisfy the world's increasing gas needs at affordable economic levels.

Technology Investment
Millions of Dollars, 1997-2002 Average



700
600
500
400
300
200
100
0
ExxonMobil
Shell
BP
CVX

Based on public information.

- Research on hydrogen production for use in fuel cells with strategic partners for potential new power systems in automobiles.

- More-efficient, cleaner-burning internal combustion engines and engine systems.

- Advanced lubricant formulations to meet stringent emission standards.

- $100 million in groundbreaking research at Stanford University's Global Climate and Energy Project (GCEP) to address future energy needs with approaches that lead to lower greenhouse gas emissions.

OIMS is the foundation of our management of safety, health and the environment.

The rigor and discipline that we use to pursue and manage research projects and that underpin our investment program are also used in our approach to the management of our performance in safety, health and the environment.

The key system that we have used for a number of years in the conduct of our operations and to assess and improve our safety, health and environmental performance is the Operations Integrity Management System, or OIMS. OIMS permits us to measure our progress in these areas, plan future improvements and implement management accountability for results.

For a number of years we have collected and reported data on atmospheric emissions such as nitrogen oxide, ozone and sulfur dioxide. Over the past several years OIMS has been expanded to include the collection and reporting of greenhouse gas emissions for all facilities.

Lloyd's Register Quality Assurance View of OIMS:

"Lloyd's Register Quality Assurance has reviewed ExxonMobil's Operations Integrity Management System and has evaluated it against the requirements of international standard for Environmental Management Systems, ISO 14001.... It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with and meet the requirements of the ISO 14001 Environmental Management Systems Standard. We further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business processes."

July 1, 2001

Addressing Greenhouse Gas Emissions

ExxonMobil recognizes that although scientific evidence remains inconclusive, the potential impacts of greenhouse gas emissions on society and ecosystems may prove to be significant. To address these risks, we have for many years taken actions to improve efficiency and reduce emissions in our operations and in customer use of our products. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global emissions.

We are fully aware of the broad public and official interest in this topic, of commitments made by many governments through the United Nations Framework Convention on Climate Change and the Kyoto Protocol to that Convention, and of national legislation to address greenhouse gas emissions.

We participate in voluntary programs that address greenhouse gas emissions, and we are working with governments and business groups to prepare for binding regulations where they are being developed.

Actions now and research for the future underpin our approach to greenhouse gas emissions.

For our part, ExxonMobil has conducted and supported scientific, economic and technological research into greenhouse gas emissions for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options and achieve technology breakthroughs that could dramatically reduce greenhouse gas emissions in both industrialized and developing countries.

In the context of the use of petroleum in the overall economy, we estimate that by far the majority of emissions arise from consumer use of fuels (87 percent), with the remainder from petroleum industry operations (13 percent). Therefore, we also undertake research on petroleum manufacturing efficiency improvements, as well as on advanced vehicles and fuels with automobile manufacturers.

Currently, many governments have made commitments to reduce national greenhouse gas emissions under the provisions of the Kyoto Treaty. In several countries, regulations are in the process of being developed to meet these commitments, and ExxonMobil is fully prepared to comply with all laws and regulations in countries where we operate.

Climate: Infinitely More Complex than Weather

The earth has experienced a warming trend in global surface air temperatures during the 20th century,[17] but the cause of this trend and whether it is abnormal remain in dispute. Although recent temperatures are elevated, they are not unprecedented in the geological record, which shows considerable variation as well as previous periods that were as warm as or warmer than today. The variety of factors that appear to have influenced climate when viewed from a geoscience perspective includes:

- Solar radiation
- Orbital changes of the earth
- Asteroid impacts
- Reflectance, circulation and gas composition of the atmosphere
- Current dynamics in the oceans
- Effects of the biosphere, including forest cover and greenhouse gas emissions
- Lithospheric events such as volcanism, continental drift and mountain building.[18]

ExxonMobil has substantial expertise in geoscience, as this is a central discipline in our business success. We support efforts to advance knowledge on many of the topics listed above, including climate modeling; new tools for mapping temperature and geologic uplift and subsidence; and research on such topics as ocean circulation, cloud formation and solar irradiance variability.

Why Energy Efficiency?

ExxonMobil is committed to encouraging energy efficiency because:

- Greater efficiency will prolong the period during which conventional energy supplies will be available for consumer use.
- Efficient use of energy makes energy more affordable.
- Improved efficiency will reduce environmental emissions associated with providing and using energy.

As part of our preparatory work, we and others are working to resolve a number of practical issues related to accomplishing the reduction goals, including measurement of overall greenhouse gases and reductions achieved. We are engaged in discussions with industry groups and with governments to ensure broader understanding of compliance issues and potential carbon-control measures, including carbon trading.

It is our intention to comply in the most cost-effective manner with whatever regulations and mandates issue from these discussions. We will limit the risks that may be posed by new regulations by applying the same disciplined analysis and investment criteria we use for other business challenges and opportunities. We do not believe our operations will be competitively disadvantaged, though some additional costs are likely to result from compliance.

Nearer Term Initiatives

Related to our own operations, ExxonMobil is actively engaged in reducing our energy usage and our greenhouse gas emissions. Five important examples are:

- **Global Energy Management System (GEMS).** The comprehensive GEMS is focused on continually improving energy efficiency. In fact, over a 25-year period, our refineries and chemical plants have improved their energy efficiency by more than 35 percent. Opportunities have been identified to improve energy efficiency by an additional 15 percent. In North America alone, our refineries have been improving their energy efficiency at a rate that is three times better than the industry average.

Greenhouse Gas Emissions (Absolute and Normalized)



Emissions
Millions of Metric Tons
140
120
100
80
60
40
20
0
Other*
Chemical
Refining
Upstream
2000
2001
2002
Emissions Per Unit of Throughput
Tons of Emissions Per 100 Tons of Throughput
80
70
60
50
40
30
20
10
0
Upstream
Refining
Chemical
2000
2001
2002

Operated direct and indirect sources of CO_2 and methane on a CO_2-equivalent basis.
*Fuels Marketing, Terminals, Pipelines, Lubes, Marine, Research.

Addressing Greenhouse Gas Emissions

- **Cogeneration.** In its application at refineries and gas plants, *cogeneration* is a term used to describe the simultaneous production of electricity and steam using clean-burning natural gas. Cogeneration is nearly twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has more than 80 cogeneration facilities at some 30 locations worldwide, which have reduced carbon dioxide emissions by almost 7 million tons a year from what they would otherwise have been. We are also in the process of expanding our cogeneration capacity by another 30 percent, representing an additional $1 billion investment in new cogeneration facilities.

- **Flare Reduction.** A third method of reducing emissions of greenhouse gases is flare reduction. In Nigeria, ExxonMobil recently announced a project to eliminate gas flaring while at the same time significantly increasing oil production and recovery. This project is expected to get under way in 2006, well ahead of targets set by the Nigerian government. It will reduce greenhouse gas emissions by more than 5 million tons per year at facilities we operate from what they would otherwise have been (or 2 million tons on an equity-share basis). In addition, ExxonMobil is part of the World Bank Gas Flaring Reduction Partnership, which supports national governments and the petroleum industry in their efforts to reduce the flaring and venting of gas, and which is also focused on developing economical alternate-use projects for flare gas.

- **Reporting.** With regard to the reporting of greenhouse gas emissions, we are taking steps to accurately measure and report our own emissions. Our recent greenhouse gas emissions are shown in the chart on page 11. In the past few years we have increased the transparency of our greenhouse gas emissions by publishing them annually in our Corporate Citizenship Report and making them available on our Internet site.

- **Measurements and Guidelines.** We are working with industry, through the American Petroleum Institute and the International Petroleum Industry Environmental Conservation Association, to develop a consistent measurement methodology and transparent guidelines for reporting greenhouse gas emissions, in order that they may be compared on a consistent basis among companies and industries.[19]

Medium Term Initatives

Especially important are the efforts we have under way to increase the supply of cleaner-burning natural gas. Natural gas emits less carbon dioxide than oil when burned, so that more reliance on natural gas will limit carbon increases. Our efforts related to natural gas include:

- **Natural Gas.** Access to a total gas resource base of nearly 185 trillion cubic feet of net discovered resources, including 56 trillion cubic feet of proved reserves. This resource base provides a solid foundation for profitable growth.

Internal Combustion (IC) Engines Remain Primary Technology in 2030


Fuel Cells
4%
Natural Gas IC Engines
8%
Hybridized
IC Engines
4%
Non-Hybrid
IC Engines
84%

Source: EUCAR

- **Balanced Portfolio.** A balanced portfolio of proved reserves, with about 27 percent in North America, 44 percent in Europe, 14 percent in Asia-Pacific and 15 percent in other parts of the world. Over the medium term, major development projects are expected to start up in parts of the world, including Qatar, the Netherlands, Norway, Russia, Kazakhstan, Angola and Canada.

Natural Gas Preferred for Reducing Carbon Dioxide Emissions

Pounds of Carbon Dioxide per Million BTU Energy Content


225
200
175
150
125
100
75
50
25
0
Coal
Heavy Fuel Oil
Gasoline
Natural Gas

- **Equity Positions.** Equity positions in many of the largest remote gas accumulations in the world that strongly position us to benefit from new LNG and other gas-commercialization technology. ExxonMobil recently announced a major expansion of its LNG investment plans to bring natural gas from Qatar to the U.S.

- **LNG Technology.** Technology advances in gas liquefaction, transportation and regasification. The development of larger LNG trains to liquefy the gas, as well as larger, more-efficient ship designs, has resulted in dramatic reductions in expected unit costs.

- **R & D.** New research and development, notably through advances in high-strength steel, which will permit less-expensive transportation of natural gas through pipelines.[20]

In the medium term, we are also undertaking work on advanced fuels, vehicles and materials. As the chart on page 12, bottom right, shows, automotive industry projections indicate that through 2030 internal combustion engines will continue to power more than 95 percent of all vehicles.[21] Technologies that improve the fuel efficiency and emissions performance of these systems can have a very substantial positive impact on the environment earlier than alternatives and for decades to come.

Many new approaches to traditional internal combustion engine technology have been under investigation by automobile companies and by ExxonMobil:

- One avenue involves research to better optimize fuel/engine systems for higher efficiency and lower emissions. Gasoline and diesel are blends of many types of molecules, and each type behaves slightly differently during combustion. Working with Toyota, we are investigating what happens when different types of molecules are burned in an internal combustion engine.[22] The knowledge gained is expected to lead to new fuel and vehicle systems that have higher efficiency and lower emissions than current engines.

- A second path involves new combustion technologies that have attributes of both gasoline-spark ignition and diesel-compression ignition. Called homogeneous charge compression ignition (HCCI), this technology combines the efficiency of a high-compression diesel engine with the lower emissions of a gasoline engine.[23] The payoff of this research could be substantial. For example, better understanding of fuel chemistry and combustion could lead to 30 percent better fuel efficiency than today's gasoline engines have, with a resulting reduction in smog-causing emissions and carbon dioxide.

Other options can also improve automobile performance significantly.

- High on the list is hybrid-engine technology.[24] Hybrids use a gasoline engine for steady speeds and an electric motor for extra power during the more energy-demanding phases of start-up and acceleration. A battery, which is recharged while driving and braking, powers the electric motor. In cities, where this technology has major advantages, hybrid vehicles deliver a fuel-economy improvement of more than 50 percent.[25] A few models using this technology are on the road today with more planned. Broad deployment of this technology could have a significant impact on CO_2 emissions from personal vehicles.

- Another area in which we contribute is advanced materials for plastics. These offer lower weight and better fuel mileage, and they are recyclable and save energy when reused.[26]

- We have also invested in improved lubricants, including synthetics, which provide benefits of lower emissions and improve fuel economy. Our Mobil-1 and Low Sulfur-Ash-Phosphorus formulations are examples of our efforts in this area. In addition, we have developed long-drain interval lubricants that improve environmental performance by minimizing the amount of waste oil generated.

Longer Term Initiatives

Our long-term efforts related to greenhouse gas emissions are focused on innovative and far-reaching research projects.

Central among these is the Global Climate and Energy Project (GCEP) at Stanford University. Its overarching goal is to undertake research to accelerate the development of commercially viable energy technologies that can substantially reduce greenhouse gas emissions.

GCEP was initiated in November 2002. Its four broad objectives are to:

1. Identify the most promising technologies for low-emissions, high-efficiency energy supplies.

2. Identify barriers to the application of these technologies on a global basis.

3. Conduct research into technologies that will help overcome barriers and accelerate the global application of these technologies.

4. Make research results widely available to the scientific and engineering community through workshops, presentations and journal publications.

GCEP is a 10-year project with total anticipated investments of $225 million, of which ExxonMobil is committed to contributing $100 million. Other project sponsors — General Electric, Toyota and Schlumberger — are prominent companies that represent a diverse mix of business sectors and that have both global reach and strong research and technology capabilities. By combining the world-class research of Stanford with the practical know-how and financial support of major corporations, it is intended that GCEP will be able to push the frontiers of energy technology.

GCEP aims to identify advanced technologies that can be adopted **globally**, not just in industrialized countries, which is important, as 80 percent of growth in carbon emissions through 2020 will occur in developing countries. It will look at the full spectrum of energy resources and end uses, including:

- Improved generation and transmission of electricity
- Advanced transportation options
- Expanded use of hydrogen
- Fuels derived from plants
- Next-generation coal
- Nuclear energy
- Renewable energy

Other Climate-Related Research

GCEP is not the only activity we sponsor to help better understand GHGs and alternative energy. For example, over the past 20 years we have sponsored scientific, technological and economic/policy research at the following institutions:

Institution	Scientific	Technological	Economic/Policy
Carnegie Mellon University	■		
Columbia/Lamont Doherty	■		
Hadley Centre for Climate (UK)	■		
IEA Greenhouse Gas R&D Program			
US National Laboratories			
Battelle Pacific Northwest Laboratory			
Australia Bureau of Agricultural Research and Economics (ABARE)			■
Charles River Associates			■
Massachusetts Institute of Technology	■		■
Stanford University			■

The infrastructure required to produce and deliver the various energy sources will be investigated, as will the needed advances in materials, combustion technology and energy-systems management.

The results of GCEP's research are expected to provide new information for ExxonMobil's own planning and business strategy and investment activities. This information will assist in ensuring that we have early insight into promising avenues for future business activities.

The seriousness with which we approach the issues of climate and greenhouse gases is evidenced by the array of scientific investment and operational approaches we have adopted in our own facilities as well as the range of research that we support — both in house and in partnership with others.

It is our expectation that from among the multiple efforts that we and others are undertaking, new technologies will eventually emerge that can be successfully applied around the world. Moreover, our active involvement in the development of these technologies will provide competitive advantages that will be available to ensure future commercial success. This proactive and multifaceted approach ensures that the interests of shareholders in mitigating risks are properly addressed.

Renewable Energy Alternatives

The general appeal of renewable energy is associated with its potential for long-term sustainability and environmental benefits. We understand this appeal, and we are open to considering investments in renewable energy which meet our investment criteria and can compete favorably among other opportunities.

Our investment criteria emphasize investment in areas where we have both relevant and leading-edge technology. Renewables, such as solar and wind power, do not meet either of these criteria.

Renewable energy presents business and investment challenges, with limited promise of near-term profitable investment, even with government subsidies.

In our view, *current* renewable technologies do not offer near-term promise for profitable investment relative to attractive opportunities that we see in our core business. Therefore, we have chosen not to pursue investments in renewable energy options.

We believe that companies interested in current renewable technologies should invest if they believe profit opportunities exist. However, we would note that other major energy companies have in the past year announced asset write-downs — amounting to a total of $172 million — for investments in solar energy.[27] This is a telling indicator of the merits of our approach.

Nevertheless, we are closely monitoring technology developments in renewables. This active monitoring, coupled with our considerable financial strength, will, we believe, permit us to become active in relevant technology developments and to invest in a timely manner in the future if developments in renewables provide profitable opportunities.

Our primary focus with regard to renewables is on research to make promising options commercially viable, as for example through the Global Climate and Energy Project and other such initiatives discussed previously. Although the research results will be made broadly available, as a sponsor ExxonMobil will have early insight on new technologies for potential commercialization.

A more thorough explanation of our current assessment of specific alternative energy options follows.

Power Generation

Currently, renewable resources account for approximately 8 percent of electricity generated in the United States, with the majority coming from hydroelectric facilities. When the scope of renewables is narrowed to wind and solar the contribution to total electricity generated drops to 0.2 percent. These sources are expected to grow at more than 9 percent per year between now and 2020, yet their contribution to total electricity will rise to only about 1 percent of **total** electricity sales by that year.[28]

Costs Converging Though Wind, Nuclear, Solar Remain Higher Cost for Power Generation

Cents per Kilowatt Hour, Indicative Range


18
16
14
12
10
8
6
4
2
0
Coal
Gas
Hydro
Wind
Nuclear
Solar

A number of factors discourage our investment in renewables for power generation:

- Despite cost reductions over the past decade, renewable technologies still require substantial government support to be competitive. The chart above illustrates the cost of generating electricity from both renewable and non-renewable sources.[29]

The British Wind Energy Association has noted the difficulties facing the wind energy industry, and in recent testimony before a committee of the House of Lords stated that "there is a high degree of uncertainty over the value of wind generated electricity after 2010 ... making it extremely difficult for projects planned ... to obtain the necessary financing."[30]

- Currently, the most competitive renewable source is wind power. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it relies largely on government subsidies to be economical. As the duration of these subsidies is uncertain, investment in wind projects represents a higher risk than alternative investments. At the 2003 American Wind Association Conference, the CEO of a major wind-turbine manufacturer stated that "the political instability facing the wind industry in the United States effectively thwarts the ability of developers and utilities alike to engage in meaningful long-term planning."[31]

- Solar energy remains far more costly except in limited applications. Existing solar photovoltaic technology is very energy-intensive, requiring manufacturing energy equal to about two years of the output of the solar device. These factors, coupled with the large land areas required to produce energy on a power-plant scale, make current solar technologies about five times more costly than conventional electricity generation, and we believe they are unattractive investments for ExxonMobil.[32]

- The ability of wind and solar technologies to contribute to electric power supply is fundamentally limited by intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night, or at times the winds fail. These aspects limit the ability of wind and solar energy to contribute to electricity supplies, and they increase the overall costs of integrated power supply systems.

- Hydropower, geothermal power and municipal solid waste account for 94 percent of renewable electricity generation today, and their contribution to electricity generation is expected to grow slowly over the next 20 years. Growth of these technologies will be limited by considerations related to land use, facility siting and resource availability. None offers a competitive advantage for ExxonMobil.

In summary, though each of the renewable power-generation options has a place, the limitations of current technologies preclude any of them being suitable for meeting a large-enough share of long-term energy supply needs to displace conventional energy sources.[33] Most renewable energy options require subsidies to be competitive,[34] and even when they are subsidized, acceptable returns are far from certain.

Between now and 2020, electricity generation from natural gas is expected to grow 5.5 percent a year. Although the growth rate is lower than that of wind and solar, the absolute growth in electricity generated from natural gas is projected to be more than 25 times that generated from renewables. This fact, coupled with ExxonMobil's strong technology and business base in natural gas, makes this a more attractive investment option.

Automotive Fuels

In addition to use in power generation, renewables also continue to have a role in automobile fuels.

In the *shorter term (through 2020)*, most approaches being pursued by the automobile industry and by ExxonMobil are focused on improving the efficiency of **conventional** fuels use, not on alternative fuels, as we have discussed in a previous section.

One potential option for alternative fuel is the production of ethanol from corn or other crops. Cultivation of crops for use as fuel requires substantial land that would otherwise be available for food,

U.S. Biofuels Land Requirements Sizable

Percent of U.S. Land Needed to Supply Corn Ethanol


If you wanted to supply
10%
of the U.S. gasoline in 2020
it would require
of the area of the United States—
an area equal to the size of
Illinois, Indiana and Ohio.
If you wanted to supply
33%
of the U.S. gasoline in 2020
it would require
of the area of the United States.
This area is more than three times
as much as current corn cropland.
If you wanted to supply
100%
of the U.S. gasoline in 2020
it would require
of the area of the United States.
Today, cropland makes up only 19%
of all the land in the United States.

forests or other use.[35] With current technology, ethanol also costs consumers more than gasoline does, unless it is subsidized, and it requires substantial inputs of fossil fuels for both the production of the crops and the conversion into fuel.[36] Additionally, regulations governing ozone emissions can be met without the addition of ethanol to conventional gasoline.[37] Therefore, we have chosen not to pursue investments in ethanol. We are, however, complying with all government ethanol mandates by purchasing ethanol from third-party providers.

In the *longer term (past 2020)*, hydrogen is often cited as a potential option. In fact, there is significant research under way related to automotive fuel cell systems powered by hydrogen.[38] Hydrogen is appealing as it offers the potential for efficient, emissions-free vehicles, and can be produced from multiple primary energy sources.

Hydrogen, while abundant, must first be produced from water or hydrocarbons. This step requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. It is important to

Hydrogen Cost and Investment for 10 Percent of U.S. Fleet in 2020


Fuel Cost
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
Cost of Gasoline for Equivalent Miles Traveled (Excluding Tax)
0
5
10
15
Dollars per Gallon of Gasoline Energy, Excluding Tax
Investment Required
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
0
50
100
150
200
Billions of Dollars

understand the impact on the amount of additional primary energy that will be required and also the full supply-chain costs and greenhouse gas emissions associated with hydrogen production, distribution and consumption. A number of studies conducted by different sponsors in different regions have assessed the options. All have concluded that there is only a moderate (approximately 11 to 35 percent) reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology.[39]

> **"On the best-case scenario, fuel cells are expected to become viable only beyond 2020."**
>
> Banc of America Securities[40]

A number of challenges must be met before hydrogen becomes a viable transportation fuel. Among these are safety and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets. The small size of hydrogen molecules makes them more likely to leak than any other fuel. This, coupled with flammability and explosive ranges that are respectively 10 to 20 times those of gasoline, and the ability to ignite hydrogen gas with only a static spark, create significant risks that will need to be managed if hydrogen is to be used safely. Hydrogen also delivers very little energy per unit of volume. As a result, very high pressures (~10,000 psi) will be required to achieve acceptable vehicle driving ranges if compressed hydrogen gas is used. Gases at these high pressures create risks independent of the type of fuel.

The high cost of producing and distributing hydrogen results in a fuel cost that is twice that of gasoline on a cents-per-mile-driven basis. As shown in the charts at the bottom of page 18, based on an analysis by SFA Pacific in the U.S., the costs and investments are highest when hydrogen is produced from renewable energy sources (wind/solar/biomass) and lowest when it is produced from natural gas.[41] These investment levels present an affordability challenge to any economy and are driven in part by the fact that much of the existing natural gas infrastructure cannot be used for hydrogen distribution due to incompatibilities.

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. Currently, using average costs for renewables in the U.S., hydrogen is five times more expensive than gasoline when produced from wind and 17 times more expensive when produced from solar energy. Land requirements are also significant.[42]

Finally, one must consider whether hydrogen use for transportation fuel is the most appropriate use of renewable resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[43]

ExxonMobil is actively engaged, both internally and through industry groups, in a range of activities to address the many challenges associated with hydrogen. Some of these activities include the Department of Energy's Freedom Car and Fuel Partnership, the California Fuel Cell Partnership, and the U.S. Department of Energy Hydrogen Safety Review Panel. The focus of these various efforts includes: research on the production and distribution of hydrogen; interactions with government, industry and safety authorities on codes and standards; and analysis of energy supply implications.

We and others believe that resolving the issues surrounding hydrogen will take many years, perhaps decades. Therefore, significant commercialization or broad marketplace deployment is not likely for some time. This general view is shared by DOE and Honda, among others.[44]

Summary

We have addressed, and continue to address, the challenges discussed in this report with a disciplined approach that delivers industry-leading returns. In doing so we are particularly mindful of our responsibility to our shareholders, customers, employees and the public at large. Therefore, we:

- Have a robust portfolio of diverse opportunities to develop reliable, safe and affordable energy resources, and we are able to do so in an economical and environmentally and socially responsible manner.

- Manage a well-balanced and diversified business, with strengths both in business scope and geography.

- Invest in projects and programs that are economically sound while improving our energy-use efficiency and reducing emissions in our own facilities.

- Conduct research in technology that will enable our customers to be more efficient in their use of energy for power and transportation.

- Maintain a leading effort in research and development on potential options that promise competitive advances and that can form the foundation for profitable, large-scale commercialization in the future. We do so through our own technology research, by keeping abreast of the advances of others, and by supporting leading research by third parties (both on basic science and on new energy approaches).

Our strategy includes expert analysis and consultation with others, investment discipline, broad diversity in our energy portfolio, and breadth of research on energy-related issues and opportunities. We believe our business strategy and execution are in the fundamental financial interests of our shareholders and have positive benefits for society and the environment.

References

[1] Historical economic data per the International Monetary Fund; historical energy data per the International Energy Agency, Cedigaz and Energy Marketing Consultants.

[2] International Energy Agency (IEA): *World Energy Outlook 2002* (WEO 2002).

[3] Energy Consensus Agreement between the U.S. government and the nuclear power industry, July 2001.

[4] U.K. Department of Trade and Industry's Energy Group: *Energy Projections for the UK*, Energy Paper 68, page 43.

[5] Includes Barlow Yonker, Cedigaz, CERA, Energy Intelligence Group, Energy Marketing Consultants, FACTS, Inc., Lawrence Berkeley National Labs, PFC Energy, Purvin & Gertz, PIRA, Toyota and GE.

[6] IEA, *ibid.*

[7] U.S. Department of Energy (DOE), Energy Information Agency (EIA): *Energy Outlook 2003* (EO 2003), *International Energy Outlook 2003* (IEO 2003).

[8] European Commission: *World energy, technology and climate policy outlook,* 2003, EUR 20366.

[9] National Petroleum Council: *Balancing Natural Gas Policy: Fueling the Demands of a Growing Economy*, September 2003, www.npc.org.

[10] U.S. Geological Survey (USGS): *World Petroleum Assessment 2000*; IEA: *World Energy Outlook 2001*, page 47.

[11] USGS, *ibid.*, Executive Summary, Table 1.

[12] IEA, *ibid.*, page 101.

[13] USGS, *ibid.*; IEA, *ibid.*

[14] USGS, *ibid.*

[15] Lehman Brothers, Global Equity Research: *Original E&P Spending Survey*, December 13, 2002, page 1.

[16] IEA: *World Energy Investment Outlook 2003*, November 2003.

[17] See, for example, J.R. Hansen, R. Ruedy, J. Glascoe and M. Sato, "GISS Analysis of Surface Temperature Change," *Journal of Geophysical Research* 104, 30997-31022, 1999.

[18] Lee C. Gerhard, William E. Harrison and Bernold M. Hanson, *Geological Perspectives on Global Climate Change*, Tulsa, OK, American Association of Petroleum Geologists, in collaboration with Kansas Geological Society and The AAPG Division of Environmental Geosciences, 2001. See especially Parts I and III.

[19] *API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry*, April 2001.

[20] U.S. Patent No. 6228183, "Ultra High Strength, Weldable, Boron-Containing Steels with Superior Toughness."

[21] EUCAR projections.

[22] ExxonMobil and Toyota SAE papers, 982494, 982495, 2001-01-0655, 2003-01-1914, 2003-01-31986.

[23] "A Low Pollution Engine Solution," *Scientific American*, June 2001; *Homogeneous charge compression ignition (HCCI) engines: key research and development issues*, SAE publication PT-94.

[24] Argonne National Labs Technology Snapshots: Toyota Prius, October 2000; Honda Insight, October 2002.

[25] Toyota/Honda Web sites.

[26] Association of Plastics Manufacturers in Europe: "Recovery Options for Plastic Parts from End-of-Life Vehicles — Eco-efficiency Assessment," 2003, Ref. No. 8041/GB/08/03.

[27] In the third quarter of 2003, BP took a $45 million charge for consolidation of manufacturing operations and staff reductions in its solar business, whereas Shell took a $127 million impairment charge to Shell Solar.

[28] EIA, EO 2003, *ibid.*

[29] Cambridge Energy Research Associates (CERA): *Renewables: Challenging the Energy Mix*, 2003, a multi-client study. The use of this graphic was authorized by CERA. No other use or redistribution of this information is permitted without written permission by CERA. For more information, please visit www.cera.com.

[30] British Wind Energy Association: Web site, press release, October 15, 2003.

[31] Interview with NEG Micron CEO Torben Bjerre-Madsen, *New Energy Capital* newsletter, May 30, 2003.

[32] CERA, *ibid.*

[33] WEO 2002, *ibid*; CERA, *ibid.*

[34] EIA, EO 2003, *ibid.*

[35] Kheshgi, Prince and Marland, "The Potential for Biomass Fuels in the Context of Global Climate Change: Focus on Transportation Fuels," *Annual Review of Energy and the Environment 2000*, chart pages 231, 235-36.

[36] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001.

[37] American Petroleum Institute testimony to House Science Committee, Subcommittee on Energy and Environment, September 30, 1999.

[38] DOE: Hydrogen, Fuel Cells and Infrastructure Technology Program, www.eere.energy.gov/hydrogenandfuelcells/.

[39] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001; General Motors/LBST: *Well-to-Wheel Study*, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003.

[40] Tadross, Nathan and Colonna, "Hybrid Electric Vehicles (HEVs)," *Equity Research Report*, September 22, 2003, Banc of America Securities, page 7.

[41] SFA Pacific: *Hydrogen Supply: Cost Estimate for Hydrogen Pathways*, scoping analysis, July 2002.

[42] CERA, *ibid*; SFA Pacific, *ibid.*

[43] ExxonMobil estimates. Renewable capacity factor is 30 percent. Wind area based on methodology by Ogden and Nitsch using data for commercial GE 1.5-MW turbine. Solar area based on Sharp 185-W multi-purpose photovoltaic module.

[44] DOE: *National Hydrogen Energy Roadmap* 2002; *Hydrogen Supply* (*ibid.*); Dow Jones interview with Honda, April 2002.

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
February 2004

Printed entirely on recycled paper

SP-113

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2004

The proposal requests that independent members of the board oversee the preparation of a report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into ExxonMobil's energy mix.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor